Exhibit 10.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and among

ACTUA CORPORATION,

ACTUA HOLDINGS, INC.

ARSENAL BUYER INC., and

ARSENAL ACQUISITION HOLDINGS, LLC

SEPTEMBER 23, 2017

Exhibit

Exhibit A	Representative Side Letter

Schedules

Seller Disclosure Schedules

Bolt Schedule

Efforts Schedule

Parent Indemnity Schedule

CONFIDENTIAL

MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”), dated as of September 23, 2017, is entered into by and among Actua Corporation, a Delaware corporation (“Parent”), Actua Holdings, Inc., a Delaware corporation (“Seller”), Arsenal Buyer Inc., a Delaware corporation (“Buyer”), and Arsenal Acquisition Holdings, LLC, a Delaware limited liability company (the “Company”).

WHEREAS, Seller owns all of the issued and outstanding membership interests (the “Company Interests”) of the Company;

WHEREAS, the Company owns directly or indirectly (a) 4,289,547 shares of the issued and outstanding common stock, par value $0.001 per share of VelocityEHS Holdings, Inc., a Delaware corporation (“Velocity Holdings”), and (b) 1,337,796 shares of the issued and outstanding Series A-1 convertible preferred stock, 199,351 shares of the issued and outstanding Series B convertible preferred stock, 142,393 shares of the issued and outstanding Series B-1 convertible preferred stock, 2,368,685 shares of the issued and outstanding Series C convertible preferred stock, and 6,972,017 shares of the issued and outstanding Series D convertible preferred stock, each such series of preferred stock par value $0.01 per share; warrants to acquire 588,380 shares of Series D convertible preferred stock and 544,162 shares of Series E convertible preferred stock, par value $0.01 per share; and certain debt arrangements of BOLT Solutions Inc., a Delaware corporation (“Bolt Holdings”), as set forth on Section 1.01(a) of the Seller Disclosure Schedules;

WHEREAS, the Seller Board and the Board of Directors of Buyer have each approved this Agreement and the acquisition of the Company Interests by Buyer on the terms and subject to the conditions set forth in this Agreement (such acquisition, together with the other transactions contemplated by this Agreement, the “Transactions”);

WHEREAS, the Seller Board has determined that this Agreement and the Transactions are advisable, fair to and in the best interests of Parent;

WHEREAS, the Transactions may be deemed to constitute a sale of all or substantially all of the assets of Parent and, therefore, approval of the Transactions by Parent’s stockholders is required under Section 271 of the DGCL;

WHEREAS, the Parent Board has (a) determined that this Agreement and the Transactions are advisable, fair to and in the best interest of Parent’s stockholders, (b) approved and declared advisable this Agreement and the Transactions on the terms and subject to the conditions set forth herein and (c) determined to recommend that the stockholders of Parent approve the Transactions and adopt this Agreement;

WHEREAS, to induce Buyer to enter into this Agreement and to consummate the Transactions, certain members of management of Velocity Holdings or its subsidiaries are concurrently entering into certain employment agreements or restrictive covenant agreements on the date hereof, to be effective on the Closing Date;

WHEREAS, concurrently with the execution of this Agreement, (i) certain management stockholders of Velocity Holdings are entering into rollover contribution agreements with respect to the contribution of shares of common stock of Velocity Holdings owned by them in exchange for limited partnership interests of an indirect parent entity of Buyer in accordance with the terms and subject to the conditions set forth therein, and (ii) such management stockholders of Velocity Holdings and certain members of management of Velocity Holdings or its subsidiaries are entering into subscription agreements for limited partnership interests of an indirect parent entity of Buyer in accordance with the terms and subject to the conditions set forth therein; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of Seller to enter into this Agreement, CVC Growth Partners L.P., CVC Growth Partners Co-Investment L.P. and CVC Growth Partners Associates L.P. (collectively, the “Sponsors”) are delivering to (i) Buyer, an equity commitment letter, dated as of the date hereof (the “Equity Commitment Letter”), and (ii) Seller, a limited guarantee, dated as of the date hereof (the “Sponsor Guarantee”), pursuant to which the Sponsors, on the terms and subject to the conditions contained therein, will guarantee certain specified obligations of Buyer with respect to the Buyer Termination Fee (as defined below) in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms, in the aggregate, no more favorable to the Third Party that is party to such agreement and its Affiliates and Representatives than the terms set forth in the Confidentiality Agreement are to Buyer and its Affiliates and Representatives and which does not contain any provision that would prevent Seller from complying with its obligation to provide any disclosure to Buyer required pursuant to Section 7.02; provided, however, that such confidentiality agreement shall not be required to include standstill provisions.

“Acquisition Proposal” means any offer or proposal (other than an offer or proposal made or submitted by or on behalf of Buyer) related to an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions with a Person or “group” (as defined in the Exchange Act) relating to or involving (i) the acquisition of at least fifteen percent (15%) of the assets of, equity interests in or business (as determined by reference to consolidated revenues) of the Company and the Company Subsidiaries, taken as a whole, (ii) any merger, reorganization, recapitalization, consolidation or other business combination, sale of shares of capital stock or other equity interests, sale of assets, tender offer, exchange offer or other similar transaction of the Company and the Company Subsidiaries or (iii)

any combination of the foregoing; provided, that any transaction or series of related transactions with respect to the acquisition of the assets of, equity interests in, or business of Velocity (other than acquisitions of goods or services in the ordinary course of business) shall be deemed an “Acquisition Transaction” for purposes of this Agreement. For the avoidance of doubt, a Bolt Sale shall not constitute an “Acquisition Transaction.”

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, including through one or more intermediaries, controls, is controlled by or is under common control with such Person. As used in this definition, the term “controls” (including the terms “controlled by” and “under common control with”) means possession, directly or indirectly, including through one or more intermediaries, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise; provided, that none of the following shall be deemed to be Affiliates of Buyer: (a) any fund managed or advised by CVC Capital Partners Advisory (U.S.), Inc., (b) portfolio companies in which any investment fund or vehicle managed or advised by any Person described in clause (a) holds an interest or investment and (c) CVC Credit Partners Group Holding Foundation and each of its Subsidiary and parent entities from time to time.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. Travel Act, 18 U.S.C. § 1952, the U.K. Bribery Act of 2010, any applicable Law enacted in connection with, or arising under, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions; or any other applicable Laws of any Governmental Authority relating to bribery or corruption.

“Balance Sheets” means the Bolt Balance Sheet and the Velocity Balance Sheet.

“Balance Sheet Date” means June 30, 2017.

“Bolt” means Bolt Holdings and its Subsidiaries.

“Bolt Balance Sheet” has the meaning set forth in the definition of “Financial Statements.”

“Bolt Interest” means all of the capital stock, convertible securities, debt securities and other equity or debt investments (including a line of credit facility) held by the Company or any of its Subsidiaries in Bolt.

“Bolt Ownership Expenses” means, if a Bolt Sale Agreement is entered into prior to the Bolt Sale Deadline, all reasonable documented out-of-pocket costs, fees and expenses incurred, and expenditures made or paid, after the Closing Date until all Bolt Proceeds have been paid in accordance with the Bolt Sale Agreement, as a result of, or in connection with, the ownership, operation and maintenance of the Bolt Interest, Bolt or any escrow account under the Bolt Sale Agreement, including capital contributions, investments or loans made by Buyer or any of its Affiliates, including any accrued dividends or interest thereon, in or to Bolt, but excluding Taxes other than property taxes.

“Bolt Proceeds” means actual cash proceeds to the Company or any Company Subsidiary or other Affiliate (including any Affiliate of Buyer after the Closing) from a Bolt Sale regardless of when paid.

“Bolt Proceeds Post-Closing Reduction Amount” means the sum of (a) the aggregate amount, without duplication, of (i) Bolt Ownership Expenses incurred or paid by Buyer or any of its Affiliates from and after the Closing until all Bolt Proceeds have been paid in accordance with the Bolt Sale Agreement and (ii) Bolt Sale Expenses incurred or paid by (x) Seller or any of its Affiliates prior to the Closing and (y) Buyer or any of its Affiliates from and after the Closing until all Bolt Proceeds have been paid in accordance with the Bolt Sale Agreement, plus (b) with respect to any Bolt Proceeds received by Buyer or any of its Affiliates after the Closing, the product of (i) the federal corporate income tax rate in effect for the year such Bolt Proceeds are received and (ii) the capital or ordinary gain required to be recognized by Buyer or any of its Affiliates upon receipt of such Bolt Proceeds and any amount required to be included as interest (as determined for U.S. federal income tax purposes) of Buyer or any of its Affiliates attributable to the receipt of such Bolt Proceeds.

“Bolt Proceeds Pre-Closing Reduction Amount” means all out-of-pocket costs, fees and expenses of the Company and the Company Subsidiaries arising out of or relating to the Bolt Sale incurred or paid by the Company and the Company Subsidiaries or their Affiliates prior to the Closing.

“Bolt Sale” means a transaction or series of related transactions (other than the purchase and sale of the Company Interests contemplated by this Agreement) with respect to the sale of the Bolt Interest in its entirety to a third party, whether sold independently or as part of a larger transaction.

“Bolt Sale Agreement” means a fully executed binding definitive transaction document providing for a Bolt Sale.

“Bolt Sale Deadline” has the meaning set forth in the Bolt Schedule.

“Bolt Sale Expenses” means (a) fifty percent (50%) of all documented out-of-pocket costs, fees or expenses (including any broker fees, finder’s fees, advisory fees, accountant or attorney’s fees and disbursements and transfer taxes imposed by any jurisdiction) incurred or paid after the date hereof by Seller, Buyer, the Company or any of their respective Affiliates in connection with (i) the process of selling or seeking to sell, or any proposed sale or sale of, all or any portion of the Bolt Interest or (ii) the process of collecting or seeking to collect any escrow, holdback, deferred cash consideration, contingent or similar amounts with respect to the Bolt Sale by Buyer or any of its Affiliates and Seller and (b) fifty percent (50%) of the fees and expenses of the Accounting Firm.

“Business” means the business, activities and operations of the Company and its Subsidiaries, including Velocity and Bolt, as conducted on the date of this Agreement or the Closing.

“Business Day” means a day other than Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by applicable Law to close.

“Buyer Material Adverse Effect” means any Effect that, individually or in combination with any other Effect, does or would reasonably be expected to prevent or materially delay, interfere with, impair or hinder Buyer from performing any of its obligations under this Agreement or consummating the Transactions.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company IP Rights” means all Intellectual Property owned or purported to be owned by the Company and the Company Subsidiaries.

“Company Material Adverse Effect” means any circumstance, event, change, development, occurrence or effect (each, an “Effect”) that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition, assets or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effect shall constitute or contribute to a Company Material Adverse Effect to the extent that such Effect arises out of, or results directly or indirectly from, and none of the following will be taken into account in determining whether a Company Material Adverse Effect has occurred or is continuing or would reasonably be expected to occur: (a) general economic, business or regulatory conditions in the United States or elsewhere in the world; (b) credit, debt, financial or capital markets, interest or exchange rates or commodity prices, in each case, in the United States or elsewhere in the world; (c) conditions generally affecting the industry in which the Company and the Company Subsidiaries operate; (d) any national or international political conditions, any military conflict, declared or undeclared war, armed hostilities, acts of foreign or domestic terrorism or civil disobedience; (e) any hurricane, flood, tornado, earthquake or other natural disaster or pandemic; (f) changes or proposed changes in any applicable Law or GAAP (or interpretation thereof); (g) any failure by the Company or any of the Company Subsidiaries to meet any internal or external projections, estimates, expectations, earnings predictions or forecasts for any period, or to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations for any period (but excluding, in each case, the underlying causes of such failure unless such underlying causes would otherwise be excepted from this definition); (h) changes in the trading volume or trading price of the Parent Common Stock or Parent’s credit rating (but excluding, in each case, the underlying causes of such changes unless such underlying causes would otherwise be excepted from this definition); (i) other than with respect to the representations and warranties set forth in Section 3.04, Section 3.05, Section 3.06, Section 4.03, Section 4.04, Section 5.03 and Section 5.04 and the conditions set forth in Section 8.02(a) to the extent relating to such representations and warranties, the public announcement or pendency of this Agreement or the anticipated consummation of the Transactions (including the identity of Buyer as the acquirer of the Company or any disclosure by Buyer regarding its or its Affiliates’ plans with respect to the conduct of the Company’s business following the Closing), including the impact thereof on relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors, vendors, licensors, licensees, lenders or Governmental Authorities or governmental officials; (j) any action required to be taken by Seller or any of its

Subsidiaries pursuant to this Agreement; or (k) other than with respect to the representations and warranties set forth in Section 3.04, Section 3.05, Section 3.06, Section 3.07(b), Section 4.03, Section 4.04, Section 5.03 and Section 5.04 and the conditions set forth in Section 8.02(a) to the extent relating to such representations and warranties, any Stockholder Litigation; provided, that in the cases of clause (a), (b), (c), (d) and (e), any Effect may be taken into account in determining whether a Company Material Adverse Effect has occurred or is continuing or would reasonably be expected to occur to the extent such Effect has had or would reasonably be expected to have a disproportionate effect on the Company and the Company Subsidiaries as compared to other participants in the industries in which the Company and the Company Subsidiaries operate.

“Company Subsidiary” means each Subsidiary of the Company. For the avoidance of doubt, Velocity and Bolt shall be considered “Company Subsidiaries” for all purposes of this Agreement.

“Compliant” means, with respect to the Required Financial Information, that: (a) the Required Financial Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the Required Financial Information not misleading in light of the circumstances in which made; (b) the applicable auditors have not withdrawn any audit opinion with respect to any audited financial statements contained in the Required Financial Information; and (c) it shall not become necessary to restate any historical financial statements included in the Required Financial Information, and no such restatement shall be under consideration.

“Confidentiality Agreement” means the confidentiality letter agreement, dated as of March 31, 2017, between CVC Capital Partners Advisory (U.S.), Inc. and the Company.

“Contract” means any legally binding contract, agreement or other legally binding instrument, obligation, arrangement or understanding of any kind, including any legally binding note, bond, indenture, mortgage, guarantee, undertaking, commitment, promise, option, lease, sublease, license, sublicense, joint venture, warranty or sales or purchase order.

“Copyrights” has the meaning set forth in the definition of “Intellectual Property.”

“Data Room” means the electronic data site established for Project Arsenal by Merrill Corporation on behalf of Parent and Seller and to which Buyer and its Representatives have been given access in connection with the Transactions.

“Deferred Bolt Proceeds” means any Bolt Proceeds consisting of deferred cash consideration (including any escrow or holdback amount) remaining to be paid following the closing of a Bolt Sale.

“DGCL” means the Delaware General Corporation Law.

“DOJ” means the U.S. Department of Justice.

“Effect” has the meaning set forth in the definition of “Company Material Adverse Effect.”

“Environmental Law” means any applicable Law relating to (a) pollution, (b) the protection of the environment or natural resources or (c) Releases of or exposure to Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.

“Evercore” means Evercore Group LLC.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

“Facilities” means all real property owned, leased, or operated by the Company or any Company Subsidiaries and any buildings, facilities, and other improvements, and structures located on, in, under, or above such real property.

“Financial Statements” means the unaudited consolidated financial statements consisting of the consolidated balance sheets and related consolidated statements of operations and comprehensive income (loss) and cash flows of (a) Velocity as of and for the fiscal years ended December 31, 2016 and December 31, 2015 and the eight (8) months ended August 31, 2017 (such balance sheets, collectively, the “Velocity Balance Sheet”) and (b) Bolt as of and for the fiscal years ended December 31, 2016 and December 31, 2015 and the six (6) months ended June 30, 2017 (such balance sheets, collectively, the “Bolt Balance Sheet”).

“Financing Sources” means the lenders party to the Debt Commitment Letter and their respective Affiliates and, for purposes of Section 9.03 and Section 11.06(b) (to the extent applicable to Section 9.03), the respective partners, stockholders, members, directors, officers, employees, advisors, agents and representatives of the foregoing and the heirs, executors, successors and assigns of any of the foregoing.

“FTC” means the U.S. Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles.

“Government Contract” means any prime contract, subcontract (at any tier), supply agreement, teaming agreement or arrangement, joint venture, basic ordering agreement, blanket purchase agreement, letter agreement, grant, cooperative agreement, classified contract or other commitment or funding vehicle between the Company or any Company Subsidiary and (a) a Governmental Authority, (b) any prime contractor to a Governmental Authority or (c) any subcontractor at any tier with respect to any contract described in clause (a) or (b). Government Contract also means any Contract with another Person that contemplates future contracting with a Governmental Authority (directly or indirectly).

“Governmental Authority” means any U.S. or non-U.S. federal, state, provincial, local or other government, department, authority, court, tribunal, commission, regulatory body or self-regulatory body (including any securities exchange), or any political or other subdivision, department, agency or branch of any of the foregoing.

“Hazardous Substance” means any pollutant, contaminant, petroleum or any fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, toxic or hazardous substance, material, waste or agent, including all such substances, materials, wastes or agents which are identified, regulated by, or the subject of liability or requirements for investigation or remediation under Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any rules and regulations promulgated thereunder.

“Indebtedness” of any Person at any date means, without duplication, all obligations of such Person (a) for borrowed money; (b) evidenced by a note, debenture, bond or other similar debt security; (c) for the deferred purchase price of property or services whether fixed or contingent, including any “earnouts” and holdbacks; (d) under any performance bond, banker’s acceptance or letter of credit, but only to the extent drawn as of such date; (e) due and owing under any interest rate swap, forward contract or other interest rate hedging arrangement (which amount may be a positive or negative number); (f) for any unpaid principal, accrued and unpaid interest, prepayment penalties, breakage costs, premiums and other expenses incurred in connection with the repayment of any items described in clauses (a) – (e); and (g) all obligations to guarantee such obligations set forth in clauses (a) – (f) of a third party.

“Intellectual Property” means all intellectual property rights in any jurisdiction, whether registered or unregistered, including: (a) patents and patent applications and any and all divisions, extensions, continuations, continuations-in-part, reexaminations, continuing patent applications, reissues and counterparts claiming priority therefrom (collectively, “Patents”), and inventions, whether or not patentable; (b) trademarks, service marks and trade dress (collectively, “Marks”) and Internet domain names; (c) copyrights and copyrightable works (collectively, “Copyrights”); (d) computer programs (whether in source code, object code, executable code or human readable form) (collectively, “Software”); and (e) trade secrets (as defined in the Uniform Trade Secrets Act and under corresponding state or foreign statutory law and common law) and confidential know-how and information (collectively, “Trade Secrets”); as well as, in clauses (a) – (d) above, any registrations of, applications for registration and renewals and extensions thereof with or by any Governmental Authority in any jurisdiction.

“IRS” means the Internal Revenue Service.

“Law” means any United States, federal, state or local or any foreign law (in each case, statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, statute, regulation or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Authority.

“Liabilities” means any and all Indebtedness, liabilities, commitments or obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, liquidated or unliquidated, determined or determinable, on- or off-balance sheet, and whether arising in the past, present or future, and including those arising under any Contract, Proceeding or Order.

“Lien” means, with respect to any property or asset, any charge, claim, adverse interest, community property interest, pledge, hypothecation, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, deed of trust, encumbrance, easement, encroachment, lease, sublease, license, right of way, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership, or any interest or restriction similar in substance to any of the foregoing.

“Made Available” means that such information, document or material was (a) publicly available on the SEC EDGAR database, (b) made available for review by Buyer or Buyer’s Representatives in the Data Room or (c) otherwise provided by or on behalf of Parent and Seller to Buyer or Buyer’s Representatives, in the case of clauses (a), (b) and (c), prior to the date hereof.

“Marks” has the meaning set forth in the definition of “Intellectual Property.”

“Minority Investment” means with respect to any Person, any other Person with respect to which such first Person (alone or in combination with any of such first Person’s other Subsidiaries) has an interest but owns less than a majority of the outstanding voting securities of such Person on an as-converted basis.

“NASDAQ” means The NASDAQ Stock Market LLC.

“Order” means, with respect to any Person, any order, injunction, judgment, decision, determination, award, writ, ruling, stipulation, assessment or decree or other similar requirement of, or entered, enacted, adopted, promulgated or applied by, with or under the supervision of, a Governmental Authority or arbitrator.

“Organizational Documents” means, with respect to any Person that is not a natural person, the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, certificate of formation, operating agreement, partnership agreement, certificate of limited partnership and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of such Person, including any amendments thereto or restatements thereof.

“Parent Board” means the Board of Directors of Parent.

“Parent Common Stock” means the issued and outstanding shares of common stock, par value $0.001 per share, of Parent.

“Parent Material Adverse Effect” means any Effect that, individually or in combination with any other Effect, does or would reasonably be expected to prevent or materially delay, interfere with, impair or hinder Parent from performing any of its obligations under this Agreement or consummating the Transactions.

“Parent’s Knowledge” means, as to a particular matter, the actual knowledge of any one or more of the individuals listed on Section 1.01(b) of the Seller Disclosure Schedules.

“Patents” has the meaning set forth in the definition of “Intellectual Property.”

“Permits” means all permits, licenses, consents, franchises, approvals, privileges, immunities, authorizations, exemptions, registrations, certificates, variances and similar rights obtained from a Governmental Authority.

“Permitted Liens” means (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet due and delinquent, or the amount or validity of which are being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP, (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens arising in the ordinary course of business which are being contested in good faith or for which adequate accruals or reserves have been established on the Balance Sheets, (c) zoning, entitlements, building codes or other land use or environmental regulations, ordinances or legal requirements imposed by any Governmental Authority, (d) any state of facts which an accurate survey or inspection of the real property owned or leased by the Company and the Company Subsidiaries would disclose and which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (e) title exceptions disclosed by any title insurance commitment or title insurance policy for any real property owned or leased by the Company and the Company Subsidiaries issued by a title company Made Available to Buyer, (f) statutory Liens in favor of lessors arising in connection with any property leased to the Company and the Company Subsidiaries pursuant to the Material Lease Agreements, (g) Liens that are reflected on the Balance Sheets, (h) any non-exclusive licenses to Intellectual Property granted by the Company or any Company Subsidiary in the ordinary course of business and (i) Liens that, individually or in the aggregate, would not materially detract from the value of any of the property, rights, or assets of the business of the Company or any of the Company Subsidiaries or materially interfere with the use thereof as currently used by the Company or the Company Subsidiaries.

“Person” means any individual, general or limited partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated organization, joint venture, firm, association or other entity or organization (whether or not a legal entity), including any Governmental Authority (or any department, agency or political subdivision thereof).

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date.

“Proceeding” means any suit (whether civil, criminal, administrative or judicial), action, litigation, arbitration, investigation, proceeding (including any civil, criminal, administrative or appellate proceeding), criminal prosecution or SEC “Wells” process, in each case commenced, brought, conducted or heard by or before any court or other Governmental Authority or any arbitrator or arbitration panel.

“Proprietary Software” means all material Software programs owned or purported to be owned by the Company or any of the Company Subsidiaries.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata).

“Representative Side Letter” means that certain side letter in the form attached hereto as Exhibit A between Parent and Buyer, to be executed and delivered on the Closing Date, pertaining to, among other things, the disclosure of certain financial information.

“Representatives” means, with respect to any Person, the directors, authorized officers, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives and advisors of such Person and solely with respect to Buyer, “Representatives” shall further mean (a) CVC Capital Partners Advisory (U.S.), Inc. and its Affiliates and (b) CVC Capital Partners SICAV-FIS SA and its Subsidiaries.

“Required Financial Information” means the information required by the Debt Commitment Letter and the other historical financial information available to Parent, Seller or the Company and reasonably necessary for Buyer to prepare pro forma financial statements and the other data and information that are required to be provided by the Debt Commitment Letter (provided that, in connection with such pro forma financial statements, the Company and its Subsidiaries shall have no obligation to prepare such pro forma financial statements or to provide (a) any information related to Buyer or any of its pre-Closing Affiliates, (b) the pro forma capitalization of the Company after giving effect to the Closing, the Financing and the refinancing or repayment of any Indebtedness of the Company in connection therewith, (c) any adjustments, assumptions, estimates, projections or other information in connection with the potential purchase price accounting treatment of the Transactions or (d) any assumptions with respect to equity or indebtedness outstanding as a result of the Financing, any interest expense, fees, original issue discount, or other economics in connection with the Financing, or any fees and expenses of any Person (other than the Company and its Subsidiaries) incurred or otherwise payable in connection with the consummation of the Transactions).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules promulgated thereunder.

“Seller Board” means the Board of Directors of Seller.

“Seller Material Adverse Effect” means any Effect that, individually or in combination with any other Effect, does or would reasonably be expected to prevent or materially delay, interfere with, impair or hinder Seller from performing any of its obligations under this Agreement or consummating the Transactions.

“Seller’s Knowledge” means, as to a particular matter, the actual knowledge of any one or more of the individuals listed on Section 1.01(c) of the Seller Disclosure Schedules.

“Software” has the meaning set forth in the definition of “Intellectual Property.”

“Stockholder Litigation” means any claim or Proceeding (including any class action or derivative litigation) relating directly or indirectly to this Agreement or the Transactions, including disclosures made under securities laws and regulations related thereto.

“Subsidiary” means, with respect to any Person, any other Person with respect to which such first Person (alone or in combination with any of such first Person’s other Subsidiaries) owns a majority of the outstanding voting securities of such Person on an as-converted basis.

“Superior Proposal” mean an Acquisition Proposal made by a Third Party involving the acquisition of at least fifty percent (50%) of the assets of, equity interests in or business (as determined by reference to consolidated revenues) of the Company and the Company Subsidiaries, taken as a whole, that did not result from a breach of Section 7.02, that the Parent Board determines in good faith, after consultation with Parent’s financial advisor and outside legal counsel, and considering such factors as the Parent Board deems to be appropriate (including the conditionality and the timing and likelihood of consummation of such proposal), (a) is on terms that are more favorable to Seller, from a financial point of view, than the Transactions (including after giving effect to the Proposed Changed Terms, if such are proposed by Buyer in accordance with Section 7.02(d)(ii)) and (b) is reasonably capable of being consummated on the terms thereof.

“Tax” means (i) any federal, state, local or non-U.S. income, franchise, profits, gross receipts, transfer, excise, property, sales, use, value-added, ad valorem, license, capital stock, capital gains, employment, unemployment, payroll, withholding, social security, severance, occupation, import, custom duties, stamp, alternative, add-on minimum, environmental, escheat, estimated, or other taxes of any kind whatsoever (including any interest, penalty, or addition thereto) and (ii) any Liability for Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or analogous state, local or foreign Law), or otherwise.

“Taxing Authority” means, with respect to any Tax, any Governmental Authority that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Authority.

“Tax Return” means any report, return, document, declaration, information return or statement relating to Taxes (including any amendments thereto and including any schedule or statement thereto).

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Buyer, the Company or any of their respective Affiliates or Representatives.

“Threshold Bolt Proceeds” means Bolt Proceeds in an amount equal to $34,289,777.

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property.”

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of Treasury.

“Velocity” means Velocity Holdings and its Subsidiaries.

“Velocity Balance Sheet” has the meaning set forth in the definition of “Financial Statements.”

Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Firm	7.15(b)(vi)
Action	7.09(b)
Agreed Claim	10.02(c)
Agreement	Preamble
Alternative Acquisition Agreement	7.02(c)
Alternative Financing	7.13(b)
Board Recommendation	5.02(b)
Bankruptcy and Equity Exceptions	3.03
Base Purchase Price	2.03(a)
Benefit Plan	3.15(a)
Bolt Holdings	Recitals
Bolt Payment Amount	2.03(b)
Bolt Payment Statement	7.15(b)(i)
Bolt Policies and Procedures	7.14(a)
Bolt Process	7.14(a)
Buyer	Preamble
Buyer Benefit Plans	7.06(a)
Buyer Expenses	11.04(e)
Buyer Related Parties	11.05(c)
Buyer Termination Fee	11.05(a)
Change in Recommendation	7.02(c)
Closing	2.01
Closing Date	2.01
Commitment Letters	6.10(a)
Company	Preamble
Company Employee Plan	3.15(a)
Company Foreign Plan	3.15(a)
Company Interests	Recitals
Company Securities	3.06(b)
Company Subsidiary Securities	3.07(b)
Computer Systems	3.18(e)
Contingent Worker	3.15(i)
Continuing Employees	7.06(a)
Customer Data	3.18(b)
Debt Commitment Letter	6.10(a)
Debt Documents	7.13(b)
Debt Financing	6.10(a)
D&O Indemnification Agreement	7.09(b)

Term	Section
D&O Indemnified Party	7.09(b)
D&O Losses	7.09(c)
End Date	9.01(b)
Equity Commitment Letter	Recitals
Equity Financing	6.10(a)
Fee Letter	6.10(a)
Financing	6.10(a)
Governmental Consents	7.10(a)
Indemnified Party or Indemnified Parties	10.01(a)
Indemnifying Parties	10.01(a)
Lease Agreement	3.19(b)
Liens	3.07(b)
Losses	10.01
Material Contracts	3.13(a)
Material Lease Agreement	3.19(b)
Notice of Agreement	7.15(b)(iii)
Notice of Objection	7.15(b)(iii)
Objections	7.15(b)(v)
Parent	Preamble
Parent Plan	3.15(a)
Parent SEC Documents	5.07(a)
Parent Stockholder Approval	5.11
Pre-Closing Bolt Sale Adjustment	2.04(a)
Pre-Closing Period	7.01(a)
Proposed Changed Terms	7.02(d)(ii)
Proxy Statement	7.03(a)(i)
Purchase Price	2.03
Purchase Price Allocation	7.20(a)
Recipient	7.20(e)(i)
Regulatory Law	7.10(d)
Related Party Transaction	3.20
Released Parties	7.17
Sanctions	3.12(d)
Seller	Preamble
Seller Affiliates	7.04(d)
Seller Disclosure Schedules	Article 3
Seller-Related Parties	11.04(h)
Sponsor Guarantee	Recitals
Sponsors	Recitals
Stockholders Meeting	7.03(b)(i)
Superior Proposal Notice	7.02(d)
Tax Audit	7.20(e)(i)
Termination Fee	11.04(b)
Transactions	Recitals
Velocity Holdings	Recitals

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof,” “herein,” “hereto” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified, and references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “, without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References (i) to “$” and “dollars” are to the currency of the United States, (ii) from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (iii) to “days” shall be calendar days unless otherwise indicated, and (iv) to “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice.”

ARTICLE 2

THE CLOSING

Section 2.01. The Closing. Upon the terms and subject to the satisfaction or waiver of the conditions set forth herein, the closing of the Transactions (the “Closing”) will take place at 9:00 a.m., Eastern time, on the third (3rd) Business Day (the “Closing Date”) following the day on which the last of the conditions set forth in Article 8 is satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), unless this Agreement has been terminated pursuant to its terms or unless another time and/or date is agreed to in writing by the parties hereto. The Closing shall be held at the offices of Dechert LLP, 2929 Arch Street, Philadelphia, PA 19104, unless another place is agreed to in writing by the parties hereto.

Section 2.02. Sale and Purchase of Company Interests. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in, and in accordance with, this Agreement, at the Closing, Seller shall sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase and acquire from Seller, all of Seller’s right, title and interest in and to the Company Interests, free and clear of all Liens, other than those arising under applicable securities Laws. At the Closing, Parent and Seller shall deliver to Buyer an instrument of transfer in respect of the sale of the Company Interests to Buyer in accordance with this Agreement, duly executed by Seller.

Section 2.03. Purchase Price. Subject to Section 2.04, in consideration of the purchase and sale of the Company Interests under this Agreement:

(a) Buyer shall pay or cause to be paid to Seller $328,045,062.98 in cash at the Closing (the “Base Purchase Price”); and

(b) if a Bolt Sale is completed after the Closing pursuant to a Bolt Sale Agreement entered into prior to the Bolt Sale Deadline, Seller shall be entitled to receive, and Buyer shall pay or cause to be paid, promptly but in any event within five (5) Business Days (I) following the date that such consideration is received by Buyer or any of its Affiliates from the purchaser of Bolt, an amount in cash equal to (i) (x) fifty percent (50%) multiplied by (y) the excess, if any, of (A) the Bolt Proceeds actually received minus (B) the Threshold Bolt Proceeds, minus (ii) the Bolt Proceeds Post-Closing Reduction Amount (any such amount, a “Bolt Payment Amount”), in accordance with the procedures set forth in Section 7.15, and (II) following the date that such consideration is released to Buyer or any of its Affiliates from any escrow or holdback account, an amount in cash equal to (i) (x) fifty percent (50%) multiplied by (y) the Deferred Bolt Proceeds actually received minus (ii) the sum of, without duplication of any Bolt Ownership Expenses or Bolt Sale Expenses taken into account in connection with the Bolt Payment Amount, (A) the Bolt Ownership Expenses plus (B) the Bolt Sale Expenses, in each case incurred or paid by Buyer or any of its Affiliates until all Deferred Bolt Proceeds have been paid in accordance with this Section 2.03(b).

Any amounts to be paid under this Section 2.03 (together, such amounts as actually paid to Seller, as may be reduced in accordance with Section 2.04, the “Purchase Price”) or Section 2.04 shall be paid by wire transfer of immediately available funds to an account or accounts designated in writing by Seller (in the case of payment of the Base Purchase Price, at least five (5) Business Days prior to the Closing).

Section 2.04. Closing Purchase Price Adjustment.

(a) If a Bolt Sale is completed prior to the Closing, the Base Purchase Price shall be reduced by an amount in cash equal to the sum of (i) $35,000,000 plus (ii) (x) fifty percent (50%) multiplied by (y) the excess, if any, of (A) the Bolt Proceeds actually received prior to the Closing minus (B) the Bolt Proceeds Pre-Closing Reduction Amount minus (C) the Threshold Bolt Proceeds (such amount in clause (ii), the “Pre-Closing Bolt Sale Adjustment”).

(b) If a Bolt Sale is completed prior to the Closing in a transaction that includes any Deferred Bolt Proceeds, Seller shall be entitled to receive, and Buyer shall pay or cause to be paid, promptly but in any event within five (5) Business Days following the date that such deferred cash consideration (I) is received by Buyer or any of its Affiliates from the purchaser of Bolt or (II) is released to Buyer or any of its Affiliates from any escrow or holdback account, an amount in cash equal to (i) (x) fifty percent (50%) multiplied by (y) the Deferred Bolt Proceeds actually received minus (ii) the sum of (A) the Bolt Ownership Expenses incurred or paid by Buyer or any of its Affiliates plus (B) without duplication of any Bolt Sale Expenses taken into account in connection with the Pre-Closing Bolt Sale Adjustment, the Bolt Sale Expenses incurred or paid by Buyer or any of its Affiliates from and after the Closing until all Deferred Bolt Proceeds have been paid in accordance with this Section 2.04(b).

Section 2.05. Withholding Rights. Buyer and the Company shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold from such payment under any provision of any applicable Tax law. To the extent that amounts are so deducted and withheld by Buyer or the Company, as the case may be, and paid to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which Buyer or the Company, as the case may be, made such deduction and withholding.

Section 2.06. Further Assurances. If, at any time after the Closing, Buyer shall determine that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in Buyer its right, title or interest in, to or under any of the rights, properties or assets of the Company or any Company Subsidiaries acquired as a result of, or in connection with, the Transactions or otherwise to carry out this Agreement, then the officers and directors of Buyer, the Company and the Company Subsidiaries shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in Buyer or otherwise to carry out this Agreement.

Section 2.07. FIRPTA Certificate. On or prior to the Closing Date, Seller shall deliver or cause to be delivered to Buyer a duly executed certificate (in a form and manner reasonably satisfactory to Buyer) of Seller’s non-foreign status in accordance with Treasury Regulations Section 1.1445-2(b)(2).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Except (a) as disclosed in the Parent SEC Documents filed with the SEC prior to the date of this Agreement; provided that in no event shall any risk factor disclosure under the heading “Risk Factors” or disclosure set forth in any “forward looking statements” disclaimer or other general statements to the extent they are cautionary, predictive or forward looking in nature that are included in any part of any Parent SEC Document be deemed to be an exception to, or, as applicable, disclosure for purposes of, any representations and warranties of the Company contained in this Agreement; or (b) as set forth in the Seller Disclosure Schedules (each section of which qualifies the correspondingly numbered and lettered representation and warranty in this Article 3 to the extent specified therein and the representations and warranties in such other sections of this Agreement as to which the relevance of the disclosure is reasonably apparent on the face of such disclosure) delivered by Seller to Buyer prior to the execution of this Agreement (the “Seller Disclosure Schedules”), Seller hereby represents and warrants to Buyer as follows:

Section 3.01. Corporate Existence and Power. The Company is a limited liability company duly formed, validly existing and in good standing under the applicable Law of the State of Delaware. The Company has full power and authority to own, lease and operate its properties and assets and to carry on the Business and is duly qualified to do business as a foreign entity and is in good standing (to the extent a concept of “good standing” is applicable) in each jurisdiction where such qualification is necessary, except where any failure to have such power or authority or to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.02. Organizational Documents. Seller has Made Available correct and complete copies of the Organizational Documents of the Company as in effect on the date of this Agreement.

Section 3.03. Corporate Authorization. The Company has full power and authority to enter into this Agreement and perform its obligations under this Agreement. The execution, delivery and performance by the Company of this Agreement has been duly authorized by all necessary action on the part of the Company. The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Buyer, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar applicable Law affecting creditors’ rights generally and by general principles of equity (whether considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exceptions”).

Section 3.04. Governmental Authorization. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act and any applicable foreign merger control Law, (b) the filing with the SEC by Parent of (A) the Proxy Statement and (B) any other filings and reports that may be required in connection with this Agreement and the Transactions under the Exchange Act, (c) compliance by Parent with any applicable requirements of the Securities Act, the Exchange Act, any other applicable U.S. state or federal or foreign securities laws or stock exchange rules, including the rules of NASDAQ, and (d) any actions or filings the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.05. Non-Contravention. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Transactions do not and will not (with or without notice or lapse of time or both) (a) contravene, conflict with or result in any violation or breach of any provision of the Organizational Documents of the Company, (b) assuming the actions and filings with respect to the matters referred to in Section 3.04(a) – (c) are made or taken, contravene, conflict with or result in a violation or breach of any provision of any applicable Law or Order, (c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or cancellation or give to others any right of termination, vesting, amendment, acceleration or cancellation (in each case, with or without notice or lapse of time or both) of any Contract to which the Company or any Company Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected or any Permits affecting, or relating in any way to, the property, assets or business of the Company or any of the Company Subsidiaries or (d) result in the creation or imposition of any Lien, other than any Permitted Lien, on any rights, property or asset of the Company or any of the Company Subsidiaries, with such exceptions, in the case of each of clauses (b), (c) and (d), as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.06. Capitalization.

(a) The Company Interests have been duly authorized and were validly issued to Seller and are fully paid, nonassessable, free of preemptive rights and free and clear of all Liens, other than those arising under applicable securities Laws.

(b) The Company Interests are owned beneficially and of record by Seller. Except for the Company Interests, there are no issued, reserved for issuance or outstanding (i) membership interests or other voting securities of or other ownership interests in the Company, (ii) securities of the Company or any Company Subsidiary convertible into or exchangeable for membership interests or other voting securities of or other ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any membership interests, equity-like interests, voting securities or securities convertible into or exchangeable for membership interests or other voting securities of or other ownership interests in the Company or (iv) restricted shares, stock appreciation rights, restricted stock units, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by the Company or any Company Subsidiary that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any membership interests or other voting securities of or other ownership interests in the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”).

(c) There are no outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. None of Parent, Seller, the Company or any of the Company Subsidiaries is a party to any voting trust, proxy, voting agreement or other similar agreement with respect to the voting of any Company Securities. There are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (whether on an as-converted basis or otherwise) (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which equityholders of the Company may vote.

Section 3.07. Subsidiaries.

(a) Each Company Subsidiary is an entity duly incorporated or otherwise duly organized, validly existing and (where applicable or recognized) in good standing under the laws of its jurisdiction of incorporation or organization, except, in the case of any Company Subsidiary, where the failure to be so incorporated, organized, existing or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Subsidiary has all corporate, limited liability company or comparable powers and all Permits to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those powers or Permits the absence of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Section 3.07(b) of the Seller Disclosure Schedules sets forth (i) a complete and accurate list of the Company Subsidiaries, including name and jurisdiction of organization or formation, and (ii) the outstanding capital stock or other voting securities of or other ownership interests in each Company Subsidiary, including each record holder thereof and the number of shares or other voting securities held of record by each such holder. Such capital stock and other voting securities or ownership interests are owned free and clear of any lien, pledge, charge, security interest, encumbrance or security interests of any kind (collectively, “Liens”), in each case other than Permitted Liens. There are no issued, reserved for issuance or outstanding (x) securities of the Company or any of the Company Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of or other ownership interests in any Company Subsidiary, (y) warrants, calls, options or other rights to acquire from the Company or any of the Company Subsidiaries, or other obligations of the Company or any of the Company Subsidiaries to issue, any shares of capital stock or other voting securities of or other ownership interests in or any securities convertible into, or exchangeable for, any shares of capital stock or other voting securities of or other ownership interests in any Company Subsidiary or (z) restricted shares, stock appreciation rights, restricted stock units, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by the Company or any of the Company Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of or other ownership interests in any Company Subsidiary (the items in clauses (x) through (z) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except as set forth on Section 3.07(b) of the Seller Disclosure Schedules, each Company Subsidiary is directly or indirectly wholly owned by the Company.

Section 3.08. Financial Statements.

(a) The Financial Statements are set forth on Section 3.08 of the Seller Disclosure Schedules. The Financial Statements fairly presented in all material respects the consolidated financial position of each of Velocity and Bolt as of the dates thereof and the consolidated results of operations and comprehensive income (loss) and cash flows of each of Velocity and Bolt as of the dates or for the periods presented therein, all in accordance with GAAP and applied on a consistent basis through the periods covered (subject to the absence of notes and, in the case of the interim Financial Statements, to normal year-end adjustments, which will not be material, either individually or in the aggregate). Such Financial Statements have been prepared from, and are in accordance with, the books and records of the Company and the Company Subsidiaries.

(b) The financial books and records of Velocity and Bolt have been maintained in accordance with customary business practices and fairly and accurately reflect, in all material respects, on a basis consistent with past periods and throughout the periods involved, the consolidated financial position of each of Velocity and Bolt. Each of Velocity and Bolt has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP, (iii) access to their respective property and assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

Section 3.09. Absence of Certain Changes. Except as set forth on Section 3.09 of the Seller Disclosure Schedules, since the Balance Sheet Date and through the date of this Agreement, (a) the Company and the Company Subsidiaries have conducted their business in the ordinary course consistent with past practice in all material respects, (b) there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (c) neither the Company nor any of the Company Subsidiaries has taken any action that, if taken after the date of this Agreement, would require Buyer’s consent pursuant to Section 7.01(b)(i), Section 7.01(b)(iii), Section 7.01(b)(iv), Section 7.01(b)(v), Section 7.01(b)(ix), Section 7.01(b)(x), Section 7.01(b)(xiii), Section 7.01(b)(xvi) and Section 7.01(b)(xvii).

Section 3.10. No Undisclosed Liabilities. Except as set forth on Section 3.10 of the Seller Disclosure Schedules, there are no Liabilities of the Company or any of the Company Subsidiaries of the type required to be disclosed on the consolidated balance sheet of Velocity or Bolt in accordance with GAAP, other than Liabilities (a) disclosed, reflected, reserved against or otherwise provided for in the Velocity Balance Sheet and the Bolt Balance Sheet as of the date of such balance sheet (including the notes thereto), (b) incurred under this Agreement or in connection with the Transactions, (c) incurred in the ordinary course of business since the Balance Sheet Date, (d) under executory Contracts by which the Company or any of the Company Subsidiaries are bound, other than as a result of a breach thereof, or (e) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.11. Litigation. Except as set forth on Section 3.11 of the Seller Disclosure Schedules, there is no Proceeding pending against or, to Seller’s Knowledge, threatened against or affecting the Company or any of the Company Subsidiaries or any of their respective properties or assets and neither the Company nor any of the Company Subsidiaries is subject to any outstanding Order, which in either case, has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.12. Compliance with Applicable Law.

(a) Except as set forth on Section 3.12 of the Seller Disclosure Schedules, the Company and each of the Company Subsidiaries is and, since January 1, 2015, has been in compliance with all applicable Law and Orders, except for such violations or noncompliance that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and to Seller’s Knowledge, none of the Company or any of the Company Subsidiaries is under investigation by any Governmental Authority with respect to any violation of any applicable Law or Order.

(b) Except as set forth on Section 3.12 of the Seller Disclosure Schedules, or as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has in effect all approvals, Permits and licenses of Governmental Authorities necessary for it to own, lease or otherwise hold and operate its properties and assets and to carry on the Business.

(c) Neither the Company nor the Company Subsidiaries nor any officers, directors or employees of the Company or the Company Subsidiaries nor, to Seller’s Knowledge, any Representatives acting on behalf of the Company or the Company Subsidiaries have, directly or indirectly, violated any applicable Anti-Corruption Laws, in the past five (5) years.

(d) The Company and the Company Subsidiaries, and their directors, officers, and employees, and to Seller’s Knowledge, any agents acting on their behalf, are and have been in compliance with U.S. and any applicable foreign economic sanctions Laws, including economic sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (collectively, “Sanctions”) and U.S. and applicable foreign Laws pertaining to export and import controls, including those administered by the U.S. Departments of Commerce and State.

(d) None of the Company or the Company Subsidiaries, or their directors, officers, or employees, nor to Seller’s Knowledge, any agents acting on their behalf, are or have been (i) identified on any Sanctions-related list of restricted or blocked persons, (ii) organized, resident, or located in any country or territory that is itself the subject of Sanctions, or (iii) owned or controlled by any Person or Persons described in clause (i) or (ii).

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary have complied with (A) all terms and conditions of each Government Contract and (B) all applicable Laws and Orders pertaining to all Government Contracts and all quotations, bids and proposals for awards of new Government Contracts made by the Company or any Company Subsidiary for which no award has been made and for which the Company or any Company Subsidiary believes there is a reasonable prospect that such an award to the Company or any Company Subsidiary may yet be made. With respect to the Government Contracts, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there has been no (i) termination for default or convenience, cure notice, or show cause notice issued by any Governmental Authority or any prime contractor or subcontractor with respect to performance of any portion of the obligation of a Government Contract; (ii) criminal allegation against the Company or any Company Subsidiary under the False Statements Act (18 U.S.C. § 1001) or the False Claims Act (18 U.S.C. § 287) or comparable state or local Law; (iii) civil fraud or criminal investigation or allegation against the Company or any Company Subsidiary by a Governmental Authority, or issuance of any subpoena to the Company or any Company Subsidiary related to such investigations or allegations; (iv) suspension or debarment proceeding (or equivalent proceeding) against the Company, any Company Subsidiary or any of their respective directors or officers, and no such party has been debarred or suspended from participation in the award of contracts with any Governmental Authority; (v) request by a Governmental Authority for a contract price adjustment based on a claimed disallowance by an applicable Governmental Authority or claim of defective pricing; or (vi) dispute between the Company or any Company Subsidiary and a Governmental Authority or prime contractor in the past six (6) years under the Contract Disputes Act or any other applicable Law. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary nor any of their respective personnel (x) has made any disclosure to any Governmental Authority pursuant to any voluntary disclosure agreement or the Federal Acquisition Regulation (FAR) mandatory disclosure provisions (FAR 9.406-2(b)(1)(vi), 9.407-2(a)(8) & 52.203-13), (y) has evidence of a violation of federal criminal law involving the fraud, conflict of interest, bribery, or gratuity provisions found in Title 18 of the U.S. Code, a violation of the civil False Claims Act, or a significant overpayment, in connection with the award, performance or closeout of any Government Contract or (z) has conducted or initiated any internal investigation with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract.

Section 3.13. Material Contracts.

(a) Section 3.13 of the Seller Disclosure Schedules sets forth a true, correct and complete list, as of the date of this Agreement, of the following Contracts (but excluding all Lease Agreements and Company Employee Plans) by which any of the Company or any of the Company Subsidiaries is bound and under which the Company or any of the Company Subsidiaries has ongoing executory obligations or the ability to enforce rights thereunder (collectively, the “Material Contracts”):

(i) each Contract relating to the Company or any Company Subsidiary required to be filed by Parent as a “Material Contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (other than a Company Employee Plan);

(ii) each Contract (x) to which the Company or any of the Company Subsidiaries is a party that restricts in any respect the ability of the Company or any of the Company Subsidiaries or any of their respective Affiliates to compete in any business or with any Person in any geographical area or (y) that contains “most-favored nation” or exclusivity obligations or restrictions binding on the Company or any of the Company Subsidiaries;

(iii) each credit agreement, note, debenture, bond, indenture and other similar Contract pursuant to which any Indebtedness of the Company or any of the Company Subsidiaries, in each case in excess of $500,000 is outstanding or may be incurred, other than any such Contract between or among any of Velocity Holdings and its Subsidiaries or between or among any of Bolt Holdings and its Subsidiaries;

(iv) each Contract to which the Company or any of the Company Subsidiaries is a party that by its terms calls for aggregate payments by the Company or any of the Company Subsidiaries of more than $500,000 over the remaining term of such Contract, except for (A) Lease Agreements, (B) any such Contract that may be terminated, without any penalty or other liability to the Company or any of the Company Subsidiaries in excess of $500,000, within one year, (C) Company Employee Plans, or (D) any Contract providing for acquisitions and dispositions of properties and assets of the Company or any of the Company Subsidiaries in the ordinary course of business;

(v) each Contract that provides for any stockholders, investors rights, registration rights or similar agreements or arrangements;

(vi) each Contract pursuant to which the Company or any of the Company Subsidiaries has continuing “earn-out” or similar obligations that could result in payments in excess of $500,000 in the aggregate;

(vii) each Contract requiring any capital commitment or capital expenditure (or series of capital expenditures) by the Company and the Company Subsidiaries in an amount in excess of $500,000;

(viii) each Contract entered into within three (3) years of the date of this Agreement, to which the Company or any of the Company Subsidiaries is a party for the acquisition or disposition by the Company or any of the Company Subsidiaries of properties or assets for, in each case, aggregate consideration of more than $1,000,000; and

(ix) each Contract to which the Company or any of the Company Subsidiaries is a party constituting a joint venture, partnership, limited liability or other similar agreement (excluding licensing Contracts) relating to the formation, creation, operation, management or control of any partnership or material joint venture.

(b) Parent and Seller have Made Available to Buyer true, correct and complete copies of each Material Contract. Each Material Contract is in full force and effect and a valid and binding agreement enforceable against the Company or any of the Company Subsidiaries party thereto and, to Seller’s Knowledge, each other party thereto, in accordance with its terms, except as such enforceability may be limited by the Bankruptcy and Equity Exceptions, and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company nor any of the Company Subsidiaries party to, nor, to Seller’s Knowledge, any other party to, any Material Contract is in breach of or default under, any Material Contract, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received written notice of termination or cancellation of any Material Contract, and to Seller’s Knowledge, no party to any Material Contract has provided notice exercising or threatening exercise of any termination rights with respect thereto or of any material dispute with respect to any Material Contract.

Section 3.14. Taxes.

(a) The Company and each of the Company Subsidiaries have filed all income Tax Returns and other material Tax Returns required by applicable Law to be filed by the Company or any of the Company Subsidiaries with any Taxing Authority, and all such Tax Returns were filed when due (taking into account any available extensions) and are true, complete and correct in all material respects.

(b) The Company and each of the Company Subsidiaries have paid (or have had paid on their behalf) all material Taxes due and owing (whether or not shown as due on any Tax Returns), except with respect to matters contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(c) (i) No material deficiencies for income Taxes or other material Taxes with respect to the Company or any of the Company Subsidiaries have been claimed, proposed or assessed in writing by any Taxing Authority, except for deficiencies that have been paid or otherwise resolved, (ii) no requests for waivers of the time to assess any such Taxes have been made that are still pending, (iii) no income Tax Return or other material Tax Return of the Company or any of the Company Subsidiaries is under audit, contest, examination, or Proceeding by any Taxing Authority, and (iv) no material written claim has been made by a Taxing Authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or the Company Subsidiary is or may be subject to taxation by that jurisdiction.

(d) All material amounts of Taxes required to be withheld by the Company or any of the Company Subsidiaries have been withheld and have been duly and timely paid to the proper Taxing Authority (or properly set aside for such payment), and each of the Company and the Company Subsidiaries has complied with all applicable information reporting, backup withholding, and recordkeeping requirements.

(e) Neither the Company nor any of the Company Subsidiaries is liable for the Taxes of any other Person (i) as a result of any Tax sharing, allocation, or indemnification provision or other contractual obligation; (ii) under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or foreign Law) other than to a member of a group of which the Company or the Company Subsidiaries are currently a member or of which Velocity Holdings was the common parent; or (iii) as a transferee or successor, by assumption or operation of Law, by Contract or otherwise.

(f) Neither the Company nor any of the Company Subsidiaries will be required to make any adjustment to taxable income in any period (or portion thereof) ending after the Closing Date by reason of (i) a change in method of accounting for any period (or portion thereof) ending on or before the Closing Date, (ii) use of an improper method of accounting for any period (or portion thereof) ending on or before the Closing Date, (iii) a closing agreement as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign Law) executed on or prior to the Closing Date, (iv) an installment sale or open transaction disposition made on or prior to the Closing Date, or (v) an election made pursuant to Code Section 108(i) (or any corresponding or similar provision of state, local or foreign Law).

(g) There are no Liens, other than Permitted Liens, with respect to Taxes on any of the assets of the Company or the Company Subsidiaries.

(h) Neither the Company nor any of the Company Subsidiaries (i) has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or foreign Law), (ii) is, or has been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, (iii) has, in the past five years, been a “distributing corporation” or a “controlled corporation” in a transaction that was intended to be governed in whole or in part by Code Section 355, or (iv) has received or requested any ruling, closing agreement pursuant to Code Section 7121 (or any corresponding or similar provision of state, local or foreign Law), or transfer pricing agreement with any Taxing Authority.

(i) The Company is treated as an entity disregarded as separate from Seller for U.S. federal income tax purposes.

Section 3.15. Employee Benefit Plans.

(a) Section 3.15(a) of the Seller Disclosure Schedules sets forth a complete list of each material Benefit Plan, separately setting forth each Company Employee Plan and each Parent Plan. For purposes of this Agreement, “Benefit Plan” means (i) each “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), and (ii) each other retirement, pension, deferred compensation, equity or equity-based, change of control, retention, severance, employment, individual consulting, bonus, incentive, profit-sharing, vacation, health or medical benefit, disability, or other fringe or welfare benefit plan, agreement or arrangement which is sponsored, maintained or contributed to, or required to be contributed to, by Parent or any of its Affiliates (including the Company or any Company Subsidiary) for the benefit of any current or former employee, officer, director or individual consultant of the Company or any Company Subsidiary (but excluding any plan, program or arrangement maintained by a Governmental Authority). For purposes of this Agreement, “Company Employee Plan” means each Benefit Plan that is sponsored or maintained by the Company or any Company Subsidiary and “Parent Plan” means each Benefit Plan that is not a Company Employee Plan. All Company Employee Plans maintained primarily for employees who are situated outside the United States (the “Company Foreign Plans”) and that are material have been separately identified by jurisdiction on Section 3.15(a) of the Seller Disclosure Schedules.

(b) With respect to each material Company Employee Plan, Parent and Seller have Made Available to Buyer complete and accurate copies (or, for Company Foreign Plans, documents that are substantially comparable), to the extent applicable, of: (i) the plan document and all amendments thereto, (ii) the current summary plan description and each summary of material modifications thereto; (iii) the most recent determination letter; (iv) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; (v) the most recently filed annual report on Form 5500 (including all schedules thereto); (vi) all non-routine filings made with any Governmental Authority within the past two (2) years and (vii) the most recent audited financial statements and actuarial reports prepared with respect thereto. With respect to each Parent Plan, Parent and Seller have Made Available to Buyer the plan document and all amendments thereto, as well as the current summary plan description and each summary of material modifications thereto.

(c) Neither the Company nor any ERISA Affiliate of the Company maintains or contributes to, or is obligated to contribute to, or has within the past six (6) years maintained or contributed to, or been obligated to contribute to (i) any “employee benefit pension plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA or (ii) any “multiemployer plan” (within the meaning of Section 4001(a)(3) or 3(37) of ERISA).

(d) Each Company Employee Plan which is intended to be qualified under Section 401(a) of the Code has received or is permitted to rely upon a favorable IRS determination, opinion or advisory letter, or has pending or has time remaining in which to file an application for such determination from the IRS, and (ii) with respect to any such Company Employee Plan, to Seller’s Knowledge, no event has occurred since the date of such determination, opinion or advisory letter that would reasonably be expected to result in such Company Employee Plan ceasing to be so qualified.

(e) Each Company Employee Plan has been maintained, operated and administered in compliance with its terms and with the requirements prescribed by applicable Law, including ERISA and the Code, except where any failure in respect of such compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) There is no action, suit, investigation, audit or proceeding pending or, to Seller’s Knowledge, threatened with respect to the administration or operation of or otherwise relating to any Company Employee Plan, in any case, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g) There are no pending, threatened or, to Seller’s Knowledge, anticipated claims (other than claims for benefits in accordance with the terms of the Company Employee Plans) by, on behalf of or against any of the Company Employee Plans or any trusts, assets or fiduciaries (in that Person’s capacity as a fiduciary of such Company Employee Plan) related thereto that could reasonably be expected to result in any Liability of the Company or any of its Subsidiaries except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(h) All contributions or other amounts payable by the Company or any Company Subsidiary as of the date hereof with respect to each Company Employee Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due).

(i) Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any Company Subsidiary has any liability with respect to any misclassification of any person as an independent contractor, temporary employee, leased employee or any other servant or agent compensated other than through reportable wages (as an employee) paid by the Company or any Company Subsidiaries (each, a “Contingent Worker”) and no Contingent Worker has been improperly excluded from any Company Employee Plan.

(j) Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, all Company Foreign Plans (i) have been maintained in accordance with all applicable requirements, (ii) that are intended to qualify for special Tax treatment meet all material requirements for such treatment, and (iii) that are required to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions and in accordance with applicable Law.

(k) Neither the execution of this Agreement nor the consummation of the Transactions will result in, either alone or in combination with another event, (i) any payment becoming due to any current or former employee, officer or consultant of the Company or any Company Subsidiary, (ii) an increase in the hourly wage, base salary, target bonus opportunity or amount of benefits of any employee, individual consultant or officer of the Company or any Company Subsidiary or (iii) the acceleration of the time of payment or vesting of any compensation or benefits under any Company Employee Plan.

Section 3.16. Labor and Employment Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and each Company Subsidiary are in compliance with all applicable Law respecting employment and employment practices, including terms and conditions of employment, occupational safety and health and workers’ compensation; and (ii) there are no pending charges, complaints, or investigations against the Company or any Company Subsidiary by any Governmental Authority pertaining to the employment practices of the Company.

(b) Neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement with a labor union or labor organization. There is no pending or, to Seller’s Knowledge, threatened, labor strike, lockout, slowdown, work stoppage, union organizing effort or unfair labor practice charge, labor dispute (other than routine individual grievances) or labor arbitration proceeding against the Company or any Company Subsidiary relating to any employees of the Company or any Company Subsidiary.

Section 3.17. Environmental Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no Proceeding arising under any Environmental Law pending or, to Seller’s Knowledge, threatened against the Company, any Company Subsidiary or, to Seller’s Knowledge, any Person whose liability for such claims arising under any Environmental Law the Company or any Company Subsidiary has retained or assumed, either contractually or by operation of law, and neither the Company nor any Company Subsidiary is subject to any outstanding Order arising under any Environmental Law.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries are and, since January 1, 2015, have been in compliance with all Environmental Laws (including obtaining and complying with, and making all appropriate filings for issuance and renewal of, Permits required for their operations under any Environmental Laws).

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there have been no Releases or threatened Releases of, or exposure to, Hazardous Substances in violation of or as would reasonably be expected to give rise to liability pursuant to Environmental Laws of the Company or Company Subsidiaries (i) at, on, under or migrating from any Facility or, to Seller’s Knowledge, any real property formerly owned, leased or operated by the Company, any Company Subsidiary, or any of their predecessors, or (ii) arising from or relating to the operations of or any products manufactured, marketed, sold or distributed, by the Company, any Company Subsidiary or, to Seller’s Knowledge, any of their predecessors.

(d) Parent and Seller have Made Available to Buyer all environmental site assessments and audits and any other material environmental documents or correspondence in the possession or control of the Company or any Company Subsidiary pertaining to compliance with or liability under Environmental Law and relating to the Facilities, any real properties formerly owned, leased or operated by the Company, any Company Subsidiary or any of their predecessors, or the business of Company, any Company Subsidiary or any of their predecessors.

Section 3.18. Intellectual Property.

(a) Section 3.18(a) of the Seller Disclosure Schedules contains a list, as of the date of this Agreement, of registrations or applications for registration of the following categories of Company IP Rights: (i) Patents, (ii) Marks, (iii) Copyrights, (iv) Internet domain names and (v) Proprietary Software. The Company or one of the Company Subsidiaries is the exclusive owner of each item listed on Section 3.18(a) of the Seller Disclosure Schedules. Following the Closing and consummation of the Bolt Sale, the Company and the Company Subsidiaries (excluding, for clarity, Bolt) will own or have a valid and enforceable right and license, in all material respects, to use all Intellectual Property used or held for use in the operation of the business of the Company and Velocity (provided, that the foregoing representation and warranty is not and shall not be deemed to be a representation or warranty regarding infringement of any unknown Third Party Intellectual Property, which is addressed exclusively in Section 3.18(b) hereof). Following the Closing, Bolt will own or have a valid and enforceable right and license, in all material respects, to use all Intellectual Property used or held for use in the operation of the business of Bolt (provided, that the forgoing representation and warranty is not and shall not be deemed to be a representation or warranty regarding infringement of any unknown Third Party Intellectual Property, which is addressed exclusively in Section 3.18(b) hereof). The Company and the Company Subsidiaries have taken commercially reasonable steps to protect, maintain and safeguard their rights in all Company IP Rights, including by making filings and payments of maintenance or similar fees for each item listed on Section 3.18(a) of the Seller Disclosure Schedules, and have taken commercially reasonable security measures to protect the confidentiality of Trade Secrets included within the Company IP Rights, except in each case as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) There are no Proceedings pending or, to Seller’s Knowledge threatened in writing, against the Company or the Company Subsidiaries that allege the infringement, violation or misappropriation by the Company or any Company Subsidiary of any Third Party Intellectual Property, except in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To Seller’s Knowledge, there is no infringement, misappropriation or violation by any Third Party of any of the material Company IP Rights, except in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Any collection, acquisition, use, storage or transfer by the Company or any of the Company Subsidiaries of any personally-identifiable information of customers of the Company or the Company Subsidiaries (collectively, “Customer Data”) are, and have been, in compliance with all applicable Law, except in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There have been no material unauthorized disclosures of any Customer Data, except in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Notwithstanding anything in this Agreement to the contrary, this Section 3.18 is the only section of this Agreement where any representations or warranties are made by the Company relating to Intellectual Property matters.

(d) The Company and the Company Subsidiaries maintain (i) machine readable copies of the Proprietary Software, and (ii) reasonably complete technical documentation or user manuals for material releases or versions thereof currently in use by the Company and the Company Subsidiaries, currently made available to the customers of the Company or any of the Company Subsidiaries, or currently supported by the Company and the Company Subsidiaries, except in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and the Company Subsidiaries maintain at least one copy of the source code, and such code is maintained under strict confidentiality and in accordance with industry-standard safekeeping for proprietary source code except in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) The computer software, computer hardware, firmware, networks, interfaces and related systems (collectively, “Computer Systems”) used by the Company and the Company Subsidiaries are sufficient in all material respects for the Company’s and the Company Subsidiaries’ current needs in the operation of the business of the Company and the Company Subsidiaries as presently conducted, and, in the past twelve (12) months, there have been no material failures, crashes, security breaches or other adverse events affecting the Computer Systems which has caused material disruption to the business of the Company or the Company Subsidiaries, except in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and the Company Subsidiaries have taken commercially reasonable actions to provide for the back-up and recovery of material data and have implemented disaster recovery plans, procedures and facilities and, as applicable, have taken all steps to implement such plans and procedures. The Company and the Company Subsidiaries have taken commercially reasonable actions to protect the integrity and security of the Computer Systems and the information stored therein from unauthorized use, access, or modification by third parties, except in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) The Proprietary Software complies with any applicable warranty or contractual commitment relating to the use, functionality, or performance of the Proprietary Software, and there are no pending or threatened claims alleging any such failure, except in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There exist no known technical problems with any Proprietary Software that materially and adversely affect the performance of such Proprietary Software or cause such products to fail to substantially conform to their written specifications other than routine software bugs and/or glitches that may be promptly remedied in the ordinary course of the business of the Company and the Company Subsidiaries, except in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g) Except as set forth on Section 3.18(g) of the Seller Disclosure Schedules, none of the Proprietary Software contains, is derived from, or is distributed, integrated, or bundled with Software subject to any license commonly referred to as a “copyleft” or “open source” license that, as used, modified, integrated, bundled, or distributed by the Company or any of the Company Subsidiaries: (i) requires or conditions the use or distribution of such Proprietary Software on the disclosure, licensing or distribution of any source code for any portion of the Proprietary Software; or (ii) otherwise imposes an obligation on the Company or any of the Company Subsidiaries to distribute any Proprietary Software on a royalty-free basis, except in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.19. Real Property; Property.

(a) Neither the Company nor any of the Company Subsidiaries owns any real property.

(b) Section 3.19(b) of the Seller Disclosure Schedules sets forth a list, as of the date hereof, of each lease, sublease or other Contract pursuant to which the Company or any Company Subsidiary occupies a real property location (each a “Lease Agreement”) that is material to the Company and the Company Subsidiaries, taken as a whole (each, a “Material Lease Agreement”). Each Material Lease Agreement is in full force and effect and a valid and binding agreement enforceable against the Company or any of the Company Subsidiaries party thereto and any other party thereto in accordance with its terms, except as such enforceability may be limited by Bankruptcy and Equity Exceptions, and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) none of the Company nor any of the Company Subsidiaries party to, nor, to Seller’s Knowledge, any other party to, any Material Lease Agreement is in breach of or default under any Material Lease Agreement and (ii) the Company and the Company Subsidiaries have valid leasehold title to each real property subject to a Lease Agreement, sufficient to allow each of the Company and the Company Subsidiaries to conduct their business as currently conducted.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries, in respect of all of its properties, assets and other rights that do not constitute real property or Intellectual Property, (i) has valid title to all such properties, assets and other rights reflected in its books and records as owned by it free and clear of all Liens (other than Permitted Liens), and (ii) owns, has valid leasehold interests in or has valid contractual rights to use all of such properties, assets and other rights (in each case except for Permitted Liens). Such properties, assets and other rights (x) constitute all of the assets, rights and properties used or held for use in the conduct of the Business and (y) are adequate and sufficient for the continuing conduct of the Business. Following the Bolt Sale, such properties, assets and other rights held by Velocity (x) will constitute all of the assets, rights and properties used or held for use in the conduct by Velocity of the Business and (y) are adequate and sufficient for the continuing conduct by Velocity of the Business.

Section 3.20. Related Party Transactions. There have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed by Seller under Item 404 of Regulation S-K promulgated under the Securities Act that have not been otherwise disclosed in the Parent SEC Documents filed prior to the date hereof (each, a “Related Party Transaction”).

Section 3.21. Insurance. Each of Velocity and Bolt maintains policies of insurance in such amounts and against such risks as are customary in the industry in which it operates (the “Company Insurance Policies”). All of the Company Insurance Policies are in full force and effect and all premiums due and payable thereunder have been paid. Neither the Company nor any Company Subsidiary is in breach or default of any of the Company Insurance Policies, or has taken any action or failed to take any action which, with or without notice or the lapse of time or both, would constitute such a breach or default, or permit termination of any of the Company Insurance Policies, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No written notice of cancellation, termination or denial of coverage has been received by the Company, any Company Subsidiary, Seller or any of its Affiliates with respect to any Company Insurance Policy, in each case, other than as is customary in connection with renewals of existing Company Insurance Policies.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES REGARDING SELLER

Except (a) as disclosed in the Parent SEC Documents filed with the SEC prior to the date of this Agreement; provided that in no event shall any risk factor disclosure under the heading “Risk Factors” or disclosure set forth in any “forward looking statements” disclaimer or other general statements to the extent they are cautionary, predictive or forward looking in nature that are included in any part of any Parent SEC Document be deemed to be an exception to, or, as applicable, disclosure for purposes of, any representations and warranties of Seller contained in this Agreement; or (b) as set forth in the Seller Disclosure Schedules (each section of which qualifies the correspondingly numbered and lettered representation and warranty in this Article 4 to the extent specified therein and the representations and warranties in such other sections of this Agreement as to which the relevance of the disclosure is reasonably apparent on the face of such disclosure), Seller hereby represents and warrants to Buyer as follows:

Section 4.01. Corporate Existence and Power. Seller is a corporation duly incorporated, validly existing and in good standing under the applicable Law of the State of Delaware. Seller has full power and authority to own, lease and operate its properties and assets and to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing (to the extent a concept of “good standing” is applicable) in each jurisdiction where such qualification is necessary, except where any failure to have such power or authority or to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

Section 4.02. Corporate Authorization; Enforceability. Seller has full power and authority to enter into this Agreement and to consummate the Transactions. The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the Transactions have been duly authorized by all necessary action on the part of Seller. Seller has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Buyer, this Agreement constitutes a valid and binding agreement of Seller enforceable against Seller in accordance with its terms, except as such enforceability may be limited by the Bankruptcy and Equity Exceptions.

Section 4.03. Governmental Authorization. The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act and any applicable foreign merger control Law, (b) the filing by Parent with the SEC of (A) the Proxy Statement and (B) any other filings and reports that may be required in connection with this Agreement and the Transactions under the Exchange Act, (c) compliance by Parent with any applicable requirements of the Securities Act, the Exchange Act, any other applicable U.S. state or federal or foreign securities laws or stock exchange rules, including the rules of NASDAQ, and (d) any actions or filings the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

Section 4.04. Non-Contravention. The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the Transactions do not and will not (with or without notice or lapse of time or both) (a) contravene, conflict with or result in any violation or breach of any provision of the Organizational Documents of Seller, (b) assuming the actions and filings with respect to the matters referred to in Section 4.03(a) – (c) are made or taken, contravene, conflict with or result in a violation or breach of any provision of any applicable Law or Order, (c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or cancellation or give to others any right of termination, vesting, amendment, acceleration or cancellation (in each case, with or without notice or lapse of time or both) of any Contract to which Seller is a party, or by which it or any of its properties or assets may be bound or affected, or (d) result in the creation or imposition of any Lien, other than any Permitted Lien, on any rights, property or asset of Seller or any of its Subsidiaries, with such exceptions, in the case of each of clauses (b), (c) and (d), as have not had and would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

Section 4.05. Title to Company Interests. Seller owns of record and beneficially the Company Interests, and Seller has good and marketable title to the Company Interests free and clear of all Liens, other than those arising under applicable securities Laws. Immediately following the Closing, Buyer will own of record and beneficially the Company Interests, and Buyer will have good and marketable title to the Company Interests free and clear of all Liens, other than those arising under applicable securities Laws or whose creation or imposition was caused or permitted by Buyer.

Section 4.06. Litigation. Except as set forth on Section 4.06 of the Seller Disclosure Schedules, there is no Proceeding pending against or, to Seller’s Knowledge, threatened against or affecting Seller or any of its Subsidiaries or any of their respective properties or assets and neither Seller nor any of its Subsidiaries is subject to any outstanding Order, which in either case, has had or would reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

Section 4.07. Compliance with Applicable Law. Except as set forth on Section 4.07 of the Seller Disclosure Schedules, Seller and each of its Subsidiaries is and, since January 1, 2015, has been in compliance with all applicable Law and Orders, except for such violations or noncompliance that has not had and would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, and to Seller’s Knowledge, neither Seller nor any of its Subsidiaries is under investigation by any Governmental Authority with respect to any violation of any applicable Law or Order that would reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

Section 4.08. Brokers’ Fees. Except for Evercore, there is no investment banker, broker, finder or other agent or intermediary that has been retained by or is authorized to act on behalf of Seller, the Company or any of the Company Subsidiaries, that is entitled to any financial advisory, banking, broker’s, finder’s or similar fee or commission in connection with the Transactions.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES REGARDING PARENT

Except (a) as disclosed in the Parent SEC Documents filed with the SEC prior to the date of this Agreement; provided that in no event shall any risk factor disclosure under the heading “Risk Factors” or disclosure set forth in any “forward looking statements” disclaimer or other general statements to the extent they are cautionary, predictive or forward looking in nature that are included in any part of any Parent SEC Document be deemed to be an exception to, or, as applicable, disclosure for purposes of, any representations and warranties of Parent contained in this Agreement; or (b) as set forth in the Seller Disclosure Schedules (each section of which qualifies the correspondingly numbered and lettered representation and warranty in this Article 5 to the extent specified therein and the representations and warranties in such other sections of this Agreement as to which the relevance of the disclosure is reasonably apparent on the face of such disclosure), Parent hereby represents and warrants to Buyer as follows:

Section 5.01. Corporate Existence and Power. Parent is a corporation duly incorporated, validly existing and in good standing under the applicable Law of the State of Delaware. Parent has full power and authority to own, lease and operate its properties and assets and to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing (to the extent a concept of “good standing” is applicable) in each jurisdiction where such qualification is necessary, except where any failure to have such power or authority or to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.02. Corporate Authorization.

(a) Authority and Enforceability. Parent has full power and authority to enter into this Agreement and to consummate the Transactions. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the Transactions have been duly authorized by all necessary action on the part of Parent, subject only to the Parent Stockholder Approval. Parent has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Buyer, this Agreement constitutes a valid and binding agreement of Parent enforceable against Parent in accordance with its terms, except as such enforceability may be limited by the Bankruptcy and Equity Exceptions.

(b) Parent Board Approval and Board Recommendation. At a meeting duly called and held, prior to the execution of this Agreement, at which all directors of Parent were present and voting in favor, the Parent Board duly adopted resolutions (which, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way) (i) approving and declaring that this Agreement and the Transactions are advisable, fair to and in the best interests of the stockholders of Parent, (ii) approving this Agreement, on the terms and subject to the conditions set forth herein, and (iii) determining to recommend that the stockholders of Parent approve the Transactions and adopt this Agreement (the “Board Recommendation”). The Parent Board has directed that this Agreement be submitted to the holders of Parent Common Stock for their adoption and approval at the Stockholders Meeting.

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act and any applicable foreign merger control Law, (b) the filing with the SEC by Parent of (A) the Proxy Statement and (B) any other filings and reports that may be required in connection with this Agreement and the Transactions under the Exchange Act, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act, any other applicable U.S. state or federal or foreign securities laws or stock exchange rules, including the rules of NASDAQ, and (d) any actions or filings the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04. Non-Contravention. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the Transactions do not and will not (with or without notice or lapse of time or both) (a) contravene, conflict with or result in any violation or breach of any provision of the Organizational Documents of Parent, (b) assuming the actions and filings with respect to the matters referred to in Section 5.03(a) – (c) are made or taken, contravene, conflict with or result in a violation or breach of any provision of any applicable Law or Order, (c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or cancellation or give to others any right of termination, vesting, amendment, acceleration or cancellation (in each case, with or without notice or lapse of time or both) of any Contract to which Parent is a party, or by which it or any of its properties or assets may be bound or affected, or (d) result in the creation or imposition of any Lien, other than any Permitted Lien, on any rights, property or asset of Parent or any of its Subsidiaries, with such exceptions, in the case of each of clauses (b), (c) and (d), as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05. Financial Statements; Internal Controls.

(a) The financial statements included or incorporated by reference in the Parent SEC Documents fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries and Minority Investments as of the dates thereof and the consolidated results of operations and comprehensive income (loss) and cash flows of Parent and its consolidated Subsidiaries and Minority Investments as of the dates or for the periods presented therein, all in accordance with GAAP and applied on a consistent basis through the periods covered (subject, in the case of the unaudited financial statements, to normal year-end adjustments and the absence of notes, which will not be material, either individually or in the aggregate). Such financial statements have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries.

(b) Parent maintains, and at all times since January 1, 2015, has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s consolidated financial statements for external purposes in accordance with GAAP. Based on the most recent evaluation of such internal controls prior to the date of this Agreement, Parent has disclosed to the audit committee of Parent’s Board all “significant deficiencies” or “material weaknesses” (as such terms are defined by the Public Company Accounting Oversight Board) in the design or operation of such internal controls that would reasonably be expected to be adverse in any material respect to Parent’s ability to record, process, summarize and report financial information and all fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

Section 5.06. Disclosure Documents. None of the information supplied or to be supplied by Parent or its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will, at the time such document is filed with the SEC or at any time it is amended or supplemented or at the time it is first published, sent or given to the holders of Parent Common Stock, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by Parent with respect to statements made or incorporated by reference therein which were not based on information supplied by or on behalf of Parent or any of its Subsidiaries.

Section 5.07. SEC Filings and the Sarbanes-Oxley Act.

(a) Parent has filed with or furnished to the SEC (subject to automatic extensions pursuant to Exchange Act Rule 12b-25) each report, statement, schedule, form or other document or filing required by the Exchange Act to be filed or furnished by Parent since January 1, 2015 (together with all exhibits thereto and information incorporated by reference therein, the “Parent SEC Documents”).

(b) As of its filing date (or, if amended, supplemented or superseded, as of the date of the most recent such filing prior to the date of this Agreement), each Parent SEC Document complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act.

(c) As of its filing date (or, if amended, supplemented or superseded, as of the date of the most recent such filing prior to the date of this Agreement), each Parent SEC Document did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

Section 5.08. Litigation. Except as set forth on Section 5.08 of the Seller Disclosure Schedules, there is no Proceeding pending against or, to Seller’s Knowledge, threatened against or affecting Parent or any of its Subsidiaries or any of their respective properties or assets and neither Parent nor any of its Subsidiaries is subject to any outstanding Order, which in either case, has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.09. Compliance with Applicable Law. Except as set forth on Section 5.09 of the Seller Disclosure Schedules, Parent and each of its Subsidiaries is and, since January 1, 2015, has been in compliance with all applicable Law and Orders, except for such violations or noncompliance that has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and to Seller’s Knowledge, neither Parent nor any of its Subsidiaries is under investigation by any Governmental Authority with respect to any violation of any applicable Law or Order that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.10. Brokers’ Fees. Except for Evercore, there is no investment banker, broker, finder or other agent or intermediary that has been retained by or is authorized to act on behalf of Parent, Seller, any of their respective Subsidiaries, the Company or any of the Company Subsidiaries, that is entitled to any financial advisory, banking, broker’s, finder’s or similar fee or commission in connection with the Transactions.

Section 5.11. Vote Required. Assuming the accuracy of the representations contained in Section 6.08, the affirmative vote of the holders of a majority of the Parent Common Stock issued and outstanding on the record date for a meeting of the stockholders of Parent (the “Parent Stockholder Approval”) is the only vote of the holders of any class or series of Parent’s capital stock necessary to adopt this Agreement and consummate the Transactions.

Section 5.12. Takeover Laws. Assuming the accuracy of the representation contained in Section 6.05 and Section 6.08, the Parent Board has taken such actions and votes as are necessary, if applicable, to render the provisions of any “fair price,” “moratorium,” “control share acquisition” or other takeover or anti-takeover statute or similar federal or state Law inapplicable to this Agreement or any of the Transactions.

Section 5.13. Opinion of Financial Advisor. The Parent Board has received an opinion from Evercore to the effect that, as of such date and based upon and subject to the matters, assumptions, qualifications and limitations set forth therein, the Purchase Price is fair, from a financial point of view, to Seller. Parent will, following the execution of this Agreement, make available to Buyer, solely for informational purposes, a signed copy of such opinion.

Section 5.14. No Other Representations or Warranties. Except for the representations and warranties expressly set forth in Article 3, Article 4 and this Article 5 (as qualified by the Parent SEC Documents and the Seller Disclosure Schedules), none of Parent, Seller or any of their Affiliates nor any other Person on behalf of any of them makes or has made any express or implied representation or warranty with respect to (a) Parent, Seller, the Company, the Company Subsidiaries or their respective businesses, affairs, operations, assets, liabilities, conditions (financial or otherwise), prospects or any other matter relating to Parent, Seller, the Company or any Company Subsidiaries or (b) any documentation, forecasts, budgets, projections, estimates or other information (including the accuracy or completeness of, or the reasonableness of the assumptions underlying, such documentation, forecasts, budgets, projections, estimates or other information) Made Available, to Buyer or its Representatives or Affiliates in connection with the Transactions. Buyer has not relied on any such information or any representation or warranty not set forth in Article 3, Article 4 and this Article 5. Parent and Seller acknowledge and agree that, except for the representations and warranties made by Buyer in Article 6, neither Buyer nor any other Person is making or has made any representations or warranties, expressed or implied, at law or in equity, with respect to or on behalf of Buyer or any of its Subsidiaries. Neither Parent nor Seller is relying upon and specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Buyer and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES REGARDING BUYER

Buyer hereby represents and warrants to Seller as follows:

Section 6.01. Corporate Existence and Power. Buyer is a corporation duly incorporated, validly existing and, when applicable, in good standing under the laws of its jurisdiction of formation and has all corporate powers required to carry on its business as now conducted in all material respects.

Section 6.02. Authorization; Enforceability. Buyer has full power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery by Buyer of this Agreement and the consummation by Buyer of the Transactions have been duly authorized by all necessary corporate action on the part of Buyer. Buyer has duly executed this Agreement, and, assuming due authorization, execution and delivery by Seller, Parent and the Company, this Agreement constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by the Bankruptcy and Equity Exceptions. The Board of Directors of Buyer has determined that this Agreement and the Transactions are fair to and in the best interests of Buyer and its sole stockholder and approved and declared advisable this Agreement and the Transactions.

Section 6.03. Governmental Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act and any applicable foreign merger control Law, (b) the filing with the SEC of any filings and reports that may be required in connection with this Agreement and the Transactions under the Exchange Act, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other U.S. state or federal securities laws and stock exchange rules and (d) any actions or filings the absence of which have not had or which would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 6.04. Non-Contravention. The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the Transactions do not and will not (with or without notice or lapse of time or both) (a) contravene, conflict with or result in any violation or breach of any provision of the articles of organization or bylaws (or similar governing documents) of Buyer, (b) assuming the actions and filings with respect to the matters referred to in Section 6.03(a)-(c) are made or taken, contravene, conflict with or result in a violation or breach of any provision of any applicable Law or Order or (c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, constitute a change of control or default under, result in termination or cancellation or give to others any right of termination, vesting, amendment, acceleration or cancellation of any Contract to which Buyer or any Subsidiary of Buyer is a party, or by which they or any of their respective properties or assets may be bound or affected or any Permits affecting, or relating in any way to, the property, assets or business of Buyer or any Subsidiary of Buyer or (d) result in the creation or imposition of any Lien, other than a Permitted Lien, on any rights, property or asset of Buyer or any Subsidiary of Buyer, with such exceptions, in the case of each of clauses (b), (c) and (d) above, as have not had and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 6.05. No Vote of Buyer Stockholders; Required Approval. No vote or consent of the holders of any class or series of capital stock of Buyer or the holders of any other securities of Buyer (equity or otherwise) is necessary to adopt this Agreement or to approve the Transactions.

Section 6.06. Disclosure Documents. None of the information supplied or to be supplied by Buyer for inclusion or incorporation by reference in the Proxy Statement will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the holders of Parent Common Stock, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. No representation or warranty is made by Buyer with respect to statements made or incorporated by reference therein which were not based on information supplied by or on behalf of Buyer.

Section 6.07. Litigation. As of the date of this Agreement, there is no Proceeding pending against or, to the knowledge of Buyer, threatened against or affecting, Buyer or any of its Subsidiaries or any of their respective properties or assets that would have or would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect. Neither Buyer nor any of its Subsidiaries is subject to any Order that would have, individually or in the aggregate, a Buyer Material Adverse Effect or that relates to this Agreement.

Section 6.08. Ownership. As of the date hereof, none of Buyer or any of its Subsidiaries or controlled Affiliates beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any shares of Parent Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Parent Common Stock and none of Buyer or any of its Subsidiaries or controlled Affiliates has any rights to acquire, directly or indirectly, any shares of Seller Common Stock.

Section 6.09. Buyer Material Adverse Effect. No Effects have occurred or are reasonably expected to occur that would or would reasonably be expected to constitute, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 6.10. Availability of Funds.

(a) Buyer has received (i) the Equity Commitment Letter from the Sponsors to provide equity financing in an aggregate amount set forth therein, subject to the terms and conditions set forth therein (the “Equity Financing”), and (ii) an executed debt commitment letter dated as of the date of this Agreement, including all annexes, exhibits, schedules and other attachments thereto (collectively, the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Commitment Letters”), from the financial institutions party thereto, pursuant to which such financial institutions have committed, subject to the terms and conditions set forth therein, to provide to Buyer the amount of financing set forth in the Debt Commitment Letter (the “Debt Financing” and, together with the Equity Financing, the “Financing”). Buyer has also received an executed fee letter that relates to the Debt Financing (the “Fee Letter”). A true and complete copy of each Commitment Letter and the Fee Letter, which has been redacted in the manner required by the terms thereof (and the provisions so redacted do not affect conditionality of the Debt Financing), has been previously provided to Seller. Buyer has fully paid, or caused to be paid, any and all commitment fees or other fees required by such Commitment Letters to be paid on or before the date of this Agreement, and all other such fees are required to be paid no earlier than the Closing and, as of the Closing, Buyer shall have paid all other such fees. The Equity Commitment Letter is a legal, valid and binding obligation of Buyer, enforceable against Buyer and, to the knowledge of Buyer, each other party thereto, in each case, in accordance with its terms except as may be limited by the Bankruptcy and Equity

Exceptions. The Debt Commitment Letter is a legal, valid and binding obligation of Buyer, enforceable against Buyer and, to the knowledge of Buyer, each other party thereto, in each case, in accordance with its terms except as may be limited by the Bankruptcy and Equity Exceptions. As of the date of this Agreement, each Commitment Letter is in full force and effect, has not been amended, modified, withdrawn, terminated or rescinded in any respect, and no event has occurred which (with or without notice, lapse of time or both) would reasonably be expected to constitute a breach thereunder on the part of Buyer. As of the date of this Agreement, Buyer is not in breach in any material respect of any of the terms and conditions set forth in the Commitment Letters. The aggregate proceeds contemplated by the Commitment Letters will be sufficient for Buyer to complete the Transactions and to satisfy all of its obligations under this Agreement and to pay all of the fees and expenses incurred by Buyer in connection therewith. As of the date of this Agreement, Buyer has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing of the Financing to be satisfied by it contained in the Commitment Letters and has not incurred any obligation, commitment, restriction or liability of any kind, and is not contemplating or aware of any obligation, commitment, restriction or liability of any kind, in either case which would reasonably be expected to delay, impair or adversely affect such resources, or that the Financing or any portion thereof will otherwise not be available to Buyer on the Closing Date. There are no conditions precedent or other contingencies related to the availability or the funding of the full amount of the Financing, other than the conditions expressly set forth in the Commitment Letters. As of the date of this Agreement, none of the parties to the Commitment Letters has notified Buyer of its intention to terminate any Commitment Letter or to not provide the Financing as contemplated by the applicable Commitment Letter.

(b) Except for the Fee Letter, there are no side letters or other agreements, contracts, arrangements or understandings related to funding or investing, as applicable, that would reasonably be expected to (i) prevent or substantially delay the availability of the full amount of the funds contemplated by the Commitment Letters at the Closing or (ii) adversely affect the enforceability of the Commitment Letters.

(c) Buyer’s obligation to consummate the Transactions is not in any way contingent upon or otherwise subject to Buyer’s consummation of any financing arrangements, Buyer’s obtaining any financing or the availability, grant, provision or extension of any financing to Buyer.

(d) Concurrently with the execution of this Agreement, the Sponsors delivered to Seller a duly executed Sponsor Guarantee. The Sponsor Guarantee is a legal, duly authorized, valid and binding obligation of each of the Sponsors, enforceable against the Sponsors in accordance with its terms, except as may be limited by the Bankruptcy and Equity Exceptions. There is no default under the Sponsor Guarantee by any Sponsor, and no event has occurred that, with or without notice, lapse of time or both, would constitute a default by any party thereto.

Section 6.11. Solvency. Immediately prior to and after giving effect to the consummation of the Transactions:

(a) the fair saleable value (determined on a going-concern basis) of the assets of Buyer and its Subsidiaries, taken as a whole, will be greater than the total amount of their liabilities, taken as a whole (including all Liabilities);

(b) Buyer and its Subsidiaries will be able to pay their debts and obligations in the ordinary course of business as they become due; and

(c) Buyer and its Subsidiaries will have adequate capital to carry on their businesses and all businesses in which they are about to engage.

Section 6.12. Brokers’ Fees. Except for RBC Capital Markets, LLC, there is no investment banker, broker, finder or other agent or intermediary that has been retained by or is authorized to act on behalf of Buyer or any of its Subsidiaries, that is entitled to any financial advisory, banking, broker’s, finder’s or similar fee or commission in connection with the Transactions.

Section 6.13. No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article 6, none of Buyer or any of its Affiliates nor any other Person on behalf of any of them makes or has made any express or implied representation or warranty with respect to Buyer, its Subsidiaries or their respective businesses, affairs, operations, assets, liabilities, conditions (financial or otherwise), prospects or any other matter relating to Buyer or any of its Affiliates or with respect to any other information provided, or made available, to Seller, Parent or their Representatives or Affiliates in connection with the Transactions, including the accuracy or completeness thereof. Buyer acknowledges and agrees that, except for the representations and warranties made in Article 3, Article 4 and Article 5 (as qualified by the applicable items disclosed in the Seller Disclosure Schedules), neither Seller, Parent, nor the Company nor any other Person is making or has made any representations or warranties, expressed or implied, at law or in equity, with respect to or on behalf of Seller, Parent, the Company or any of the Company Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Seller, Parent, the Company or any of the Company Subsidiaries or any other matter furnished or provided to Buyer or Made Available to Buyer or its Representatives in the Data Room or otherwise made available in any other “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions, in each case prior to the date hereof. Buyer is not relying and specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Seller, Parent and their Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties. Buyer has conducted its own independent investigation of the Company and the Company Subsidiaries and the Transactions and has had a reasonable opportunity to discuss and ask questions regarding the Company and the Company Subsidiaries’ businesses with the management of the Company.

ARTICLE 7

COVENANTS

Section 7.01. Conduct of the Company.

(a) During the period commencing on the date of this Agreement and ending on the earlier of the termination of this Agreement in accordance with Article 9 and the Closing (the “Pre-Closing Period”), except as (i) set forth in Section 7.01 of the Seller Disclosure Schedules, (ii) expressly contemplated by this Agreement, (iii) required by applicable Law or (iv) undertaken with the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed) the Company shall, and Parent and Seller shall cause the Company and each of the Company Subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course, and to the extent consistent therewith, use its commercially reasonable efforts to preserve substantially intact its business organization and preserve satisfactory relationships with Governmental Authorities, employees, customers and suppliers having significant business dealings with them; provided that no action by the Company or any Company Subsidiary with respect to matters specifically addressed in Section 7.01(b) shall be deemed a breach of this Section 7.01(a) unless such action constitutes a breach of Section 7.01(b).

(b) Except as set forth in clauses (i) through (iv) of Section 7.01(a), without limiting the generality of Section 7.01(a), during the Pre-Closing Period, the Company shall not, nor shall Parent or Seller permit the Company or any of the Company Subsidiaries to, do any of the following:

(i) (A) declare, set aside, or pay any dividends on, or make any other distributions (whether in cash, stock or property) with respect to, any of its capital stock or other equity interests, other than dividends or distributions by a direct or indirect Company Subsidiary to the Company or another Company Subsidiary, (B) split, combine or reclassify any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in substitution for shares of its capital stock or its other equity interests or (C) purchase, redeem or otherwise acquire (1) any shares of its capital stock or its other equity interests or other voting securities or (2) any options, warrants, calls or rights to acquire, or any securities convertible into or exchangeable for, any such shares or other equity interests or voting securities (except upon the net exercise of options, warrants, calls or rights disclosed in the Seller Disclosure Schedules);

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock or its other equity interests or other voting securities or any options or other equity awards of the Company or the Company Subsidiaries, warrants, calls or rights to acquire any such shares or other equity interests or other voting securities (other than the issuance of shares of capital stock of Velocity Holdings or Bolt Holdings pursuant to the exercise of equity awards of Velocity Holdings or Bolt Holdings issued and outstanding as of the date hereof in accordance with the applicable terms thereof);

(iii) amend the Organizational Documents of the Company or any of the Company Subsidiaries;

(iv) merge or consolidate with, or purchase an equity interest in, or acquire all or substantially all of the assets of, any Person or any division or business thereof;

(v) sell, lease, license, or otherwise dispose of any of its real or personal properties or assets (including capital stock or other equity interests of any Company Subsidiary, other than Bolt in accordance with the terms of this Agreement and the Bolt Sale Agreement), other than (A) sales of inventory and other assets in the ordinary course of business, (B) sales, leases, licenses, or dispositions pursuant to any Contract in effect on the date of this Agreement, and (C) non-exclusive licenses (other than source code licenses) of Proprietary Software in the ordinary course of business;

(vi) (A) incur any Indebtedness of the Company or any Company Subsidiaries or guarantee Indebtedness of another Person, other than (1) Indebtedness incurred to finance capital expenditures permitted by clause (vii) below, and (2) subject to Section 7.14(d), Indebtedness between or among Parent or any of its Subsidiaries (other than Velocity), on the one hand, and Bolt Holdings and any Subsidiaries of Bolt Holdings, on the other hand, or (B) make any loans or capital contributions to, or investments in, any Person other than loans, capital contributions or investments made by the Company to or in Velocity Holdings and Subsidiaries of Velocity Holdings;

(vii) make any capital expenditures, other than in an aggregate amount not to exceed $100,000;

(viii) enter into any contract that would constitute a Material Contract if in existence on the date hereof, or modify or amend in any material respect or terminate (excluding terminations or renewals upon expiration of the term thereof in accordance with the terms thereof in the ordinary course), or waive any material right or claim under, any Material Contract to which the Company or any of the Company Subsidiaries is a party, in each case other than in the ordinary course of business (including renewals consistent with the terms thereof);

(ix) (A) grant or agree to grant any increase in base salary, bonus opportunity or other compensation to any current or former executive officer, employee or director of the Company or any Company Subsidiary, except (1) as required under the terms of existing Contracts (x) that were Made Available to Buyer and (y) in effect as of the date hereof (including the terms of any Company Employee Plan) or (2) in the ordinary course of business, increases in compensation to non-officer employees, (B) adopt or terminate any Company Employee Plan (except as required by applicable Law) or (C) establish, enter into, modify, amend or terminate any Company Employee Plan or arrangement that would be a Company Employee Plan if in existence as of the date hereof, except as required by applicable Law or to maintain the Tax-qualified status of any Company Employee Plan or as would not result in a material increase in cost to Buyer;

(x) hire or terminate (other than for cause) the employment of any officer of the Company or any Company Subsidiaries or promote any person to such position;

(xi) enter into, modify, amend, or terminate any collective bargaining or other agreement with any labor union, works council, or similar labor organization;

(xii) make any material change in accounting methods, principles or practices, except insofar (A) as may have been required by a change in GAAP (or any interpretation thereof) or Regulation S-X under the Securities Act, (B) as may be required by a change in applicable Law or (C) as disclosed in the Parent SEC Documents or as required by a Governmental Authority or quasi-governmental entity (including the Financial Accounting Standards Board or any similar organization);

(xiii) make, revoke or change any income Tax election or other material Tax election (including, for the avoidance of doubt, any election with respect to the U.S. federal income tax classification of the Company); change any annual Tax accounting period; adopt or make any change to any of its methods of accounting for Tax purposes; file any amended income Tax Return or other material Tax Return; enter into any ruling request or closing agreement; settle or compromise any income Tax claim or other material Tax claim or assessment; prepare any income Tax Return or other material Tax Return in a manner that is inconsistent with past practice; consent to any extension or waiver of the limitations period applicable to any income Tax claim or other material Tax claim or assessment; or fail to timely make payments of income Taxes or other material Taxes when due, except such Taxes that are contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP;

(xiv) enter into any new material line of business outside of the Business;

(xv) other than Stockholder Litigation, which is addressed in Section 7.11, waive, release, assign, settle or compromise any Proceeding, other than waivers, releases, assignments, settlements or compromises that involve only the out of pocket payment of monetary damages that do not exceed $300,000 in the aggregate for all such claims or proceedings, or commence any material claim, litigation, investigation or proceeding;

(xvi) adopt a plan or agreement of complete or partial liquidation or dissolution of the Company or any of the Company Subsidiaries (other than a Bolt Sale, if applicable, in accordance with the terms of this Agreement and the Bolt Sale Agreement);

(xvii) enter into or amend in any material respect any Related Party Transaction;

(xviii) fail to maintain, or allow to lapse, be dedicated to the public, be made “open source”, or be abandoned, any Proprietary Software or any material Company IP Rights; or

(xix) authorize any of, or commit or agree to take any of, the foregoing actions.

(c) Notwithstanding anything to the contrary in this Section 7.01, the parties hereto acknowledge and agree that (i) nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control, direct, or in any way exercise beneficial ownership with respect to the Company’s operations (including for purposes of the HSR Act) prior to the Closing and (ii) no consent of Buyer shall be required with respect to any matter set forth in this Agreement to the extent that the requirement of such consent would violate any applicable Law. Prior to the Closing, the Company shall exercise, and Parent and Seller shall cause the Company to exercise, consistent with the terms and conditions hereof, complete control and supervision over its operations and the Business. Notwithstanding anything to the contrary herein, nothing contained in this Section 7.01 shall restrict the Company’s right or ability to effect the Bolt Sale in accordance with the terms of this Agreement and the Bolt Sale Agreement or, following the closing of the Bolt Sale, but subject to Section 2.04(a), to distribute any proceeds received therefrom.

Section 7.02. Unsolicited Proposals.

(a) Except as otherwise expressly permitted by this Section 7.02, from the date of this Agreement until the Closing or, if earlier, the termination of this Agreement in accordance with its terms, Parent will not, and shall cause its Subsidiaries (including Seller, the Company, Velocity and, except in accordance with this Agreement, Bolt) and use all reasonable best efforts to cause their respective Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate the making of any Acquisition Proposal or any inquiry, proposal or request for information that would reasonably be expected to lead to, or result in, an Acquisition Proposal, (ii) other than informing Third Parties of the existence of the provisions contained in this Section 7.02, engage in negotiations or discussions with, or furnish any information concerning the Company or any of the Company Subsidiaries to, any Third Party who has made, or in response to, an Acquisition Proposal or any inquiry, proposal or request for information that would reasonably be expected to lead to, or result in, an Acquisition Proposal or (iii) resolve or agree to do any of the foregoing. Promptly following the execution of this Agreement, Parent shall cease and cause to be terminated all existing discussions or negotiations of Parent, its Affiliates and its and their Representatives with any Person conducted heretofore with respect to any Acquisition Proposal, or any inquiry or proposal that would reasonably be expected to lead to, or result in, an Acquisition Proposal. Notwithstanding anything herein to the contrary, Parent shall be permitted to grant waivers of, and not enforce, any standstill provision or similar provision that has the effect of prohibiting the counterparty thereto from making an Acquisition Proposal.

(b) Notwithstanding anything to the contrary contained in this Agreement, if prior to obtaining the Parent Stockholder Approval, Parent receives a bona fide written Acquisition Proposal which has not resulted from a breach of this Section 7.02, Parent and the Parent Board and/or their Representatives may, subject to compliance with this Section 7.02(b), engage in negotiations or discussions with, or furnish any information and reasonable access to, such Third Party making such Acquisition Proposal and/or its Representatives or potential financing sources if the Parent Board (or a committee thereof) determines in good faith, after consultation with Parent’s outside legal and financial advisors, and based on information then available, that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, or result in, a Superior Proposal; provided that (i) prior to furnishing any nonpublic information, Parent receives from such Third Party an executed Acceptable Confidentiality Agreement and (ii) any such nonpublic information so furnished has been previously provided or Made Available to Buyer or is provided or made available to Buyer promptly (and in any event within one (1) Business Day) after it is so furnished to such Third Party. Notwithstanding anything to the contrary contained in this Agreement, Parent may, following the receipt of an Acquisition Proposal, contact the Third Party that has made such Acquisition Proposal to (x) clarify and understand the terms and conditions thereof to facilitate the Parent Board’s (or committee’s) determination with respect to whether such Acquisition Proposal constitutes, or would reasonably be expected to lead to, or result in, a Superior Proposal and (y) inform such Third Party of the provisions of this Section 7.02.

(c) Except as otherwise provided in the last sentence of this Section 7.02(c) or in Section 7.02(d), until the termination of this Agreement, neither the Parent Board nor any committee thereof shall (i) (A) withdraw (or qualify or modify in any manner adverse to Buyer), or publicly propose to withdraw (or so qualify or modify), the Board Recommendation, (B) take any action to exempt any Person (other than Buyer and its Affiliates) from the provisions of Section 203 of the DGCL or any other applicable state takeover statute or (C) approve, adopt or recommend any Acquisition Proposal, or propose publicly to approve, adopt or recommend any Acquisition Proposal (any action described in this clause (i) being referred to as a “Change in Recommendation”) or (ii) allow Parent or any of its Subsidiaries to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or similar agreement or arrangement (other than an Acceptable Confidentiality Agreement) with any Third Party providing for or related to or that would reasonably be expected to lead to, or result in, an Acquisition Transaction (an “Alternative Acquisition Agreement”). Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Parent Stockholder Approval, in the event a development, event, fact, occurrence or change in circumstances (other than an Acquisition Proposal) occurs or arises after the date of this Agreement that was not known (or, if known, the consequences or magnitude of which were not known or understood as of the date of this Agreement) by the Parent Board as of the date of this Agreement, the Parent Board may make a Change in Recommendation if the Parent Board determines, after consultation with its outside legal advisor, that the failure to take such action would reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties under applicable Law; provided, that Parent has provided Buyer four (4) Business Days’ prior written notice advising Buyer that it intends to take such action and specifying, in reasonable detail, the reasons for such action.

(d) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Parent Stockholder Approval, if, in response to a written Acquisition Proposal made after the date of this Agreement which has not resulted from a breach of this Section 7.02, the Parent Board determines in good faith (after consultation with its outside legal and financial advisors) that (i) such Acquisition Proposal constitutes a Superior Proposal and (ii) the failure to approve or recommend such Superior Proposal would reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties under applicable Law, Seller or Parent may terminate this Agreement pursuant to Section 9.01(d)(i) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that neither Seller nor Parent may terminate this Agreement pursuant to Section 9.01(d)(i) unless (A) Parent shall have provided to Buyer four (4) Business Days’ prior written notice (the “Superior Proposal Notice”) advising Buyer that Seller or Parent intends to take such action (and specifying, in reasonable detail the material terms and conditions of any such Superior Proposal and providing Buyer a copy of the applicable Alternative Acquisition Agreement) and (B):

(i) during such four (4) Business Day period, if requested by Buyer, Parent shall have engaged in good faith negotiations with Buyer regarding changes to the terms of this Agreement intended to cause such Acquisition Proposal to no longer constitute a Superior Proposal; and

(ii) the Parent Board shall have considered any adjustments to this Agreement (including a change to the price terms hereof) that may be irrevocably proposed in writing by Buyer (the most recent such adjustments, the “Proposed Changed Terms”) no later than 5:00 p.m., New York City time, on the fourth (4th) Business Day of such four (4)) Business Day period and shall have determined in good faith (after consultation with its outside legal and financial advisors) that the Superior Proposal would continue to constitute a Superior Proposal if the Proposed Changed Terms were to be given effect;

provided, further that, in the event of any amendment to any material terms of such Superior Proposal, Parent shall be required to deliver a new Superior Proposal Notice to Buyer and to comply with the requirements of this Section 7.02(d) with respect to such new Superior Proposal Notice, except that the deadline for such new written notice shall be reduced to three (3) Business Days (rather than the four (4) Business Days otherwise contemplated by this Section 7.02(d)); and

(iii) Parent shall promptly (and in any event within one (1) Business Day) advise Buyer orally or in writing in the event that Parent or any of its Subsidiaries receives any Acquisition Proposal, and in connection with such notice, if applicable, provide to Buyer the material terms and conditions (including, unless prohibited by the terms of any existing confidentiality or non-disclosure agreement, the identity of the Person making any such Acquisition Proposal) of any such Acquisition Proposal. Parent shall (i) promptly (and in any event within one (1) Business Day) notify Buyer of any material change to the material terms of any such Acquisition Proposal or any determination by the Parent Board pursuant to Section 7.02(b) and (ii) provide to Buyer as soon as practicable (and in any event within one (1) Business Day) after receipt thereof any written indication of interest (or amendment thereto) (or if oral, written summaries of such indication of interest) or any written material that constitutes an Acquisition Proposal (or amendment thereto) including copies of any proposed Alternative Acquisition Agreements and any financing commitments related thereto.

(e) Nothing contained in this Agreement shall prohibit Parent or the Parent Board, directly or indirectly through their respective Representatives, from (i) taking and disclosing any position or disclosing any information reasonably required under Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer), (ii) making any “stop, look and listen” communication to Parent’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, (iii) the accurate disclosure of factual information regarding the business, financial condition or results of operations of Parent or (iv) the accurate disclosure of the fact that an Acquisition Proposal has been made, the identity of the party making such Acquisition Proposal, the material terms of such Acquisition Proposal and/or the operation of this Agreement with respect thereto.

Section 7.03. Proxy Statement; Stockholders Meeting.

(a) Proxy Statement

(i) As promptly as practicable following the date hereof (and in no event later than thirty (30) days following the date hereof), Parent shall prepare and cause to be filed with the SEC, and Buyer shall cooperate with Parent in preparation of, a proxy statement relating to the Stockholders Meeting (such proxy statement, including the letter to stockholders, notice of meeting and form of proxy and any other document incorporated or referenced therein, including any amendment or supplement thereto, the “Proxy Statement”). Without limiting the generality of the foregoing, Buyer will promptly furnish to Parent the information relating to it that is required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement, that is customarily included in the proxy statements prepared in connection with transactions of the type contemplated by this Agreement or that is reasonably requested by Parent. Parent agrees that at the date of mailing to stockholders of Parent and at the time of the Stockholders Meeting, the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder.

(ii) Parent will use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable following its filing with the SEC. Parent will cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC.

(iii) If at any time prior to the Stockholders Meeting, any event or circumstance relating to Parent, Seller, the Company, Buyer or their respective Affiliates should be discovered by Parent, Seller, the Company or Buyer which, pursuant to the Securities Act or Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, such party shall reasonably promptly inform the other parties. If at any time prior to the Stockholders Meeting, any such event or circumstance is discovered by Parent, Seller, the Company or Buyer, then in each case Parent shall, reasonably promptly after becoming aware thereof, amend or supplement, as applicable, the Proxy Statement to include disclosure of such fact or event.

(iv) Parent shall promptly notify Buyer of the receipt of all comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information. Parent shall promptly provide to Buyer copies of all correspondence between Parent and/or any of its Representatives and the SEC with respect to the Proxy Statement. Parent shall use its reasonable best efforts (with the assistance of Buyer) to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement from the SEC and Parent shall cause the definitive Proxy Statement to be mailed promptly after the date the SEC staff advises that it has no further comments thereon or that Parent may commence mailing the Proxy Statement.

(v) Subject to applicable Law, notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or filing any other required filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Parent shall provide Buyer with an opportunity to review and comment on such document or response and shall in good faith consider for inclusion in such document or response comments reasonably proposed by Buyer, and absent the consent of Buyer (not to be unreasonably withheld, conditioned or delayed), Parent shall not file the Proxy Statement or any such document or response.

(b) Stockholders Meeting

(i) Unless this Agreement has been terminated in accordance with Article 9, Parent will take, in accordance with applicable Law (including the DGCL) and its certificate of incorporation and bylaws and the rules of the NASDAQ, all action necessary to establish a record date, duly call, give notice of, convene and hold a meeting of holders of Parent Common Stock (the “Stockholders Meeting”) for purposes of obtaining the Parent Stockholder Approval on a date selected by Parent after consultation with Buyer as promptly as reasonably practicable (and in any event no later than forty-five (45) calendar days after (i) the tenth (10th) calendar day after the preliminary Proxy Statement therefor has been filed with the SEC if by such date the SEC has not informed Parent that it intends to review the Proxy Statement or (ii) if the SEC has by such date informed Parent that it intends to review the Proxy Statement, the date on which the SEC confirms that it has no further comments on the Proxy Statement, subject to any delay that may be reasonably necessary to comply with the rules of the NASDAQ and/or Rule 14a-13 under the Exchange Act with respect to the record date for the Stockholders Meeting); provided, however, Parent may postpone or adjourn the Stockholders Meeting solely (i) with the consent of Buyer; (ii) after consultation with Buyer, if Parent has not received proxies representing a sufficient number of shares of Parent Common Stock for the Parent Stockholder Approval to constitute a quorum necessary to conduct the business of the Stockholders Meeting; or (iii) after consultation with and approval of Buyer (such approval not to be unreasonably withheld, conditioned or delayed), to allow reasonable time for any supplemental or amended disclosure which Parent has determined in good faith is reasonably necessary under applicable Law for such supplemental or amended disclosure to be disseminated and reviewed by holders of Parent Common Stock prior to the Stockholders Meeting. Notwithstanding the foregoing, Parent shall, at the request of Buyer, to the extent permitted by Law, adjourn the Stockholders Meeting to a date specified by Buyer if Parent has not received proxies representing a sufficient number of shares of Parent Common Stock for the Parent Stockholder Approval.

(ii) The adoption of this Agreement, the adjournment or postponement of the Stockholders Meeting due to the absence of a quorum or if Parent has not received proxies representing a sufficient number of shares of Parent Common Stock for the Parent Stockholder Approval, the approval of transactions that are anticipated to be entered into simultaneously herewith, and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act shall be the only matters which Parent shall propose to be acted on by Parent’s stockholders at the Stockholders Meeting unless otherwise approved in writing by Buyer.

(iii) Subject to Section 7.02, the Parent Board shall (i) make the Board Recommendation, (ii) include the Board Recommendation in the Proxy Statement and (iii) use reasonable best efforts to take, or cause to be taken, all lawful actions to solicit such approval of the Transactions and adoption of this Agreement.

Section 7.04. Access to Information; Confidentiality.

(a) Subject to applicable Law, upon reasonable advance notice to the Company, the Company shall (and Parent and Seller shall cause the Company, the Company Subsidiaries and the officers, directors and agents of the Company and each Company Subsidiary to) afford Buyer’s officers and Buyer’s other authorized Representatives reasonable access, during normal business hours throughout the Pre-Closing Period, under direct supervision of a designated employee of the Company, to its and the Company Subsidiaries’ respective officers, properties, books, Contracts and records; and shall furnish promptly to Buyer all financial, operating and other data and information as Buyer, through its officers, employees or agents, may reasonably request; provided, that none of the Company, any Company Subsidiary or any Representative of the Company shall be required to provide such access to or to disclose such information where such access or disclosure would in the good faith judgment of the Company (i) contravene any applicable Law, Contract of the Company or any Company Subsidiary or Order, (ii) reasonably be expected to violate or result in a loss or impairment of any attorney-client privilege, work product privilege or Intellectual Property right, (iii) include any invasive environmental testing or sampling or (iv) materially interfere with the conduct of the business of the Company or any of the Company Subsidiaries. The Company shall (and Parent and Seller shall cause the Company to) use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) No information or knowledge obtained by Buyer pursuant to Section 7.02, this Section 7.04 or otherwise under this Agreement shall affect or be deemed to affect or modify any representation, warranty, covenant or agreement made by Parent, Seller or the Company contained herein, or the conditions to the obligations of the parties to consummate the Transactions in accordance with the terms and provisions hereof, or otherwise prejudice in any way the rights and remedies of Buyer hereunder, nor shall any such information, knowledge or investigation be deemed to affect or modify Buyer’s reliance on the representations, warranties, covenants and agreements made by Parent, Seller and the Company in this Agreement.

(c) Buyer acknowledges that all information provided to it or any of its Representatives by Parent, Seller, the Company or any of their respective Representatives in connection with this Agreement and the consummation of the Transactions shall be deemed to be provided under, and shall be treated in accordance with, the Confidentiality Agreement. Effective upon the Closing, the Confidentiality Agreement shall terminate with respect to all Proprietary Information (as defined therein) that relates to each of Velocity and Bolt.

(d) From and after the Closing, Parent and Seller shall, and shall cause their Affiliates and their Affiliates’ officers, directors, employees and agents (collectively, “Seller Affiliates”) to, (i) maintain the confidentiality of, (ii) not use, and (iii) not disclose to any Person, any confidential, non-public or proprietary information of the Company or any of the Company Subsidiaries, except as expressly permitted by this Agreement or the Representative Side Letter or with the prior written consent of Buyer, or subject to the following sentence, as may be required by Law; provided, that Parent, Seller and the Seller Affiliates shall not be subject to such obligation of confidentiality for information (x) that otherwise becomes available to Parent, Seller or the Seller Affiliates after the Closing Date on a nonconfidential basis from a third party who is not, to Parent’s Knowledge, under an obligation of confidentiality to Buyer, the Company or any of their respective Affiliates; or (y) that is or becomes generally available to the public without breach of this Agreement by Parent, Seller or the Seller Affiliates. If Parent, Seller or any Seller Affiliate shall be required by Law or legal process to disclose any such information, Parent or Seller shall, or shall cause such Seller Affiliate to, provide Buyer with prompt written notice of each request so that Buyer may seek an appropriate protective order or other appropriate remedy, and Parent and Seller shall, and shall cause such Seller Affiliate to, cooperate with Buyer to obtain a protective order or other remedy; provided that, in the event that a protective order or other remedy is not obtained, Parent, Seller or such Seller Affiliate shall furnish only that portion of such information which, in the opinion of its counsel, Parent, Seller or such Seller Affiliate is legally compelled to disclose and shall exercise its best efforts to obtain reliable assurance that confidential treatment will be accorded any such information so disclosed.

(e) In the event that the Closing does not occur on or prior to December 31, 2017, Parent and Seller shall each use their reasonable best efforts to collect from Bolt and Velocity prior to the Closing (i) an unaudited consolidated balance sheet of each of Bolt and Velocity as of December 31, 2017 and (ii) unaudited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of each of Bolt and Velocity from January 1, 2017 through December 31, 2017. To the extent reasonably practicable, prior to the Closing, Parent and Seller shall each use their reasonable best efforts to collect any and all other financial information with respect to Velocity and Bolt that will facilitate the preparation of the financial statements that Buyer is required to deliver in accordance with the Representative Side Letter.

(f) For a period of six (6) years following the Closing Date, upon written request delivered to a party, such other party shall, and shall cause its Affiliates to, afford the requesting party and its Representatives reasonable access during regular normal business hours to the properties, books and records (including the ability to make copies of such books and records (at the expense of the party or parties requesting such books and records)) and employees of such other party, and the Affiliates of such other party with respect to the Business to the extent necessary to prepare or defend any judicial or administrative proceeding related to the Business, or to enable the requesting party and its Representatives to satisfy its own and its Affiliates’ legal, compliance, financial reporting and tax preparation obligations. Each of Parent and Seller agrees that, during such six (6) year period, it shall not, and shall not permit its Affiliates or Representatives to, destroy or otherwise dispose of any of the books and records relating to Velocity, Bolt or the Business in their possession with respect to periods prior to the Closing unless Parent or Seller has given Buyer no less than forty-five (45) days’ prior written notice of such intended disposition and by offering to Buyer, at Buyer’s expense, custody of such books and records as any of Parent, Seller or their respective Affiliates or Representatives may intend to destroy. Notwithstanding anything to the contrary set forth in this Section 7.04(f), Parent and Seller shall have the right to destroy all or part of such books and records after the expiration of such period, or if earlier, upon the filing of a Certificate of Dissolution of Parent with the Secretary of State of Delaware, by giving Buyer no less than forty-five (45) days’ prior written notice of such intended disposition and by offering to deliver to Buyer, at Buyer’s expense, custody of such books and records as any of Parent, Seller or their respective Affiliates or Representatives may intend to destroy.

(g) For the avoidance of doubt, Buyer, the Company and their respective Subsidiaries may use the “Actua” name in connection with any incidental or factual references in documents, materials and other references as required by applicable Law (including maintaining archives required by Law).

Section 7.05. Notice of Certain Events. During the Pre-Closing Period, Seller, Parent and Buyer shall promptly notify the other in writing of:

(a) any notice or other communication received by such party or any of its Subsidiaries from any Person alleging that the consent, approval, permission of or waiver from such party is or may be required in connection with the Transactions;

(b) any notice or other communication received by such party or any of its Subsidiaries from any Governmental Authority in connection with the Transactions; and

(c) any Stockholder Litigation;

provided, that the failure to comply with this Section 7.05 shall not constitute a breach or noncompliance by such party for determining the satisfaction of the conditions set forth in Article 8.

Section 7.06. Employee Benefit Plan Matters.

(a) From and after the Closing Date, with respect to all employees of the Company or any Company Subsidiary at the Closing (“Continuing Employees”), Buyer shall cause the service of each such Continuing Employee with the Company, the Company Subsidiaries and all of their respective predecessors to be recognized for purposes of eligibility to participate, levels of benefits, vesting and benefit accrual (excluding benefit accrual under any defined benefit pension plans) under each employee benefit plan, program or arrangement of the Company, Buyer or any of their respective Affiliates (collectively, the “Buyer Benefit Plans”) in which any Continuing Employee is or becomes eligible to participate to the extent such service was recognized under a comparable Company Employee Plan immediately prior to the Closing, except to the extent such credit would result in a duplication of benefits. Additionally, each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all Buyer Benefit Plans to the extent coverage under such Buyer Benefit Plan replaces coverage under a comparable Company Employee Plan in which such Continuing Employee participated immediately before the replacement.

(b) For a period of twelve (12) months immediately following the Closing Date, Buyer shall, or shall cause its Affiliates to, provide to each Continuing Employee, while employed with Buyer or any of its Affiliates, with (i) the hourly wage or base salary and target bonus opportunity (excluding, for the avoidance of doubt, equity based compensation), in each case, that are no less than those in effect for such Continuing Employee immediately prior to the Closing and (ii) employee benefits (other than participation in a defined benefit pension plan) that are at least as favorable in the aggregate to such Continuing Employee as those provided to such Continuing Employee immediately prior to the Closing under the Company Employee Plans.

(c) Without limiting the generality of Section 7.06(a), from and after the Closing Date, with respect to each Buyer Benefit Plan that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA in which any Continuing Employee is or becomes eligible to participate, Buyer shall, or shall cause its Affiliates to, (i) waive all limitations as to pre-existing conditions, waiting periods, actively-at-work requirements, required physical examinations and other conditions and exclusions with respect to participation and coverage requirements applicable under such Buyer Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such conditions, waiting periods, requirements and exclusions would not have applied or would have been satisfied or waived under the corresponding Company Employee Plan in which such Continuing Employee (or eligible dependent) was a participant immediately prior to the Closing and (ii) credit all co-payments, deductibles and other expenses paid by Continuing Employees and their eligible dependents under the corresponding Company Employee Plan in the plan year in which their participation in such Buyer Benefit Plan begins for purposes of satisfying any deductible, co-payment, co-insurance and maximum out-of-pocket requirements under such Buyer Benefit Plan.

(d) From and after the Closing Date, Buyer will honor, and will cause the Company and its Subsidiaries to honor, in accordance with their terms as in effect on the Closing Date, all existing employment, retention, incentive, change in control and severance agreements between the Company or any Company Subsidiary and any Continuing Employee.

(e) Parent shall take all action that is necessary with respect to the Parent Plan’s listed on Section 7.06(e) of the Seller Disclosure Schedules to cause each award or benefit under any such Parent Plan that is held by a Continuing Employee to vest in full as of the Closing Date. Parent shall be solely responsible for all obligations with respect to such awards or benefits granted to Continuing Employees.

(f) Buyer, Parent and Seller acknowledge and agree that all provisions contained in this Section 7.06 are included for the sole benefit of the respective parties to this Agreement and shall not create any right in any other Person, including any right to continued employment or service with Buyer, the Company or any of their respective Affiliates. Without limiting the generality of the foregoing, nothing in this Section 7.06 shall be deemed to (i) amend any Company Employee Plan or Buyer Benefit Plan or (ii) limit the right of or require Buyer, the Company or any of their respective Affiliates to amend, merge or terminate any Company Employee Plan or Buyer Benefit Plan.

Section 7.07. State Takeover Laws. If any “control share acquisition,” “business combination,” “fair price,” “moratorium” or other anti-takeover Law becomes or is deemed to be applicable to Parent, Seller, the Company, Buyer or any of the Transactions, then each of Parent, Seller, the Company, Buyer and their respective Boards of Directors or similar governing body shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing.

Section 7.08. Obligations of Buyer. During the Pre-Closing Period:

(a) Buyer shall not adopt or publicly propose a plan of complete or partial liquidation, restructuring, recapitalization or other reorganization, or resolutions providing for or authorizing such a liquidation, dissolution, restructuring, recapitalization or other reorganization.

(b) Buyer shall not, and shall not permit any of its Subsidiaries to, (i) enter, or agree or commit to entrance, into agreements with respect to, or consummate, any mergers or business combinations, or any acquisition of any other Person or business or (ii) make, or agree or commit to make, loans, advances or capital contributions to, or investments in, any other Person, but only if the actions described in clauses (i) and (ii) of this Section 7.08(b) would reasonably be expected to prevent, impede or delay the consummation of the Transactions.

Section 7.09. Director and Officer Liability.

(a) For six (6) years after the Closing, Buyer shall cause Velocity or Bolt, as applicable, to maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring at or prior to the Closing covering each such person currently covered by Velocity’s or Bolt’s officers’ and directors’ liability insurance policy, as applicable, on terms with respect to coverage and amount no less favorable than those of each such respective policy in effect on the date of this Agreement from carriers with comparable or better credit rating than Velocity’s and Bolt’s existing carriers for each such respective policy; provided, that in no event shall Buyer, Velocity or Bolt be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the amount per annum that Velocity or Bolt, as applicable, paid in its last full fiscal year (the “Premium Cap”). The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by Velocity or Bolt, as applicable, prior to the Closing, which policies provide such directors and officers with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Closing, including in respect of the Transactions, and which it is hereby acknowledged by Buyer are permitted to be obtained by the Velocity or Bolt, as applicable, at any time prior to the Closing; provided, that the aggregate premium for such “tail” or “runoff” policies shall not exceed the Premium Cap; and provided, further, that at the request of Buyer, Velocity or Bolt, as applicable, shall obtain the prepaid “tail” or “runoff” policies described in this sentence immediately prior to the Closing. If such prepaid policies have been obtained prior to the Closing, Buyer shall cause Velocity or Bolt, as applicable, to maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

(b) From and after the Closing, the Company shall (and Buyer shall cause the Company or its Affiliates to) fulfill and honor or cause to be fulfilled and honored in all respects the obligations of Velocity and Bolt pursuant to (i) each indemnification, exculpation or expense reimbursement or advance agreement Made Available to Buyer in effect between Velocity and Bolt and any individual who at the Closing is, or at any time prior to the Closing was, a director or officer of, or serving as a director or officer of another Person at the request of, Velocity or Bolt (each, a “D&O Indemnified Party,” and each such indemnification agreement that has been Made Available to Buyer, a “D&O Indemnification Agreement”)); and (ii) any indemnification or expense reimbursement or advancement provision and any exculpation provision set forth in the certificate of incorporation or bylaws or other similar organizational documents of Velocity and Bolt as in effect on the date of this Agreement, in each case, in accordance with the terms and conditions therein; provided, that any D&O Indemnified Party to whom expenses are advanced agrees to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such D&O Indemnified Party is not ultimately entitled. For a period of six (6) years from and after the Closing, Buyer and the Company shall not, and shall cause its Affiliates not to, amend, repeal or otherwise modify the certificate of incorporation and bylaws (and other similar organizational documents) of Velocity and Bolt in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party; provided, that all rights to indemnification in respect of any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), pending or asserted made within such period shall continue until the disposition or resolution of such Action. Buyer and the Company shall cause, and shall cause their Affiliates to cause, the D&O Indemnification Agreements to continue in full force and effect in accordance with their terms following the Closing. No D&O Indemnified Party shall settle, compromise or consent to the entry of any judgment in any actual or threatened claim in respect of which indemnification has been sought by such D&O Indemnified Party hereunder without the prior written consent of Buyer, such consent not to be unreasonably withheld, conditioned or delayed.

(c) From and after the Closing, each of Buyer and the Company shall, and shall cause their Affiliates to, to the fullest extent permitted under applicable Law, indemnify and hold harmless each D&O Indemnified Party against any documented, out-of-pocket reasonable costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each D&O Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement (“D&O Losses”) actually incurred in connection with any Action, arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before, at or after the Closing in connection with such D&O Indemnified Party’s service as a director or officer of Velocity and Bolt (or acts or omissions in connection with such D&O Indemnified Party’s service as officer, director, member, trustee or other fiduciary in any other entity if such services were at the request, at the direction or for the benefit of Velocity or Bolt). In the event of any such Action, Buyer and the Company shall cooperate with the D&O Indemnified Party in the defense of any such Action. Notwithstanding anything to the contrary in this Section 7.09, nothing contained in this Section 7.09(c) shall protect or be deemed to protect a D&O Indemnified Party against or entitle or be deemed to entitle a D&O Indemnified Party to indemnification under this Section 7.09(c) in respect of any D&O Loss to which such D&O Indemnified Party would otherwise be subject by reason of fraud, bad faith, willful misconduct or willful violation of Law.

(d) Buyer shall pay or shall cause to be paid all documented, out-of-pocket reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any D&O Indemnified Party in enforcing the indemnity, advancement and other obligations provided in this Section 7.09 in accordance with the terms and conditions set forth in Section 7.09.

(e) If either of Buyer or the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that a creditworthy entity assumes or an adequate credit support mechanism supports the obligations set forth in this Section 7.09.

(f) The provisions of this Section 7.09 are (i) intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Party, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the articles of organization or bylaws, by contract or otherwise. The provisions of this Section 7.09 shall survive the Closing and shall thereafter not be terminated or amended in any manner so as to adversely affect any D&O Indemnified Party.

(g) For the avoidance of doubt, Buyer shall not have any obligations in respect of Bolt under this Section 7.09 in the event that a Bolt Sale is consummated prior to the Closing.

Section 7.10. Efforts

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, the actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, the things necessary, proper or advisable under applicable Laws and regulations or otherwise to consummate and make effective the Transactions as promptly as practicable, including using reasonable best efforts to (i) obtain the necessary actions or non-actions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods from Governmental Authorities and make the necessary registrations and filings and take the steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Authority, including, without limitation, in connection with any Regulatory Law (all of the foregoing, collectively, the “Governmental Consents”), and (ii) obtain all necessary consents, approvals or waivers from, and deliver notices to, third parties. The parties acknowledge and agree that their obligations to use their reasonable best efforts as set forth in this Section 7.10(a) shall include those obligations set forth on the Efforts Schedule.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, Parent, Seller and Buyer shall cooperate with each other in (i) determining whether any filings are required to be made with, or Governmental Consents are required to be obtained from, any Governmental Authorities (including in any foreign jurisdiction in which the Company or any Company Subsidiaries are operating any business) and (ii) to the extent not made prior to the date hereof, timely making or causing to be made all such applications and filings as reasonably determined by Parent, Seller and Buyer as promptly as practicable (and in any event within ten (10) Business Days after the date hereof with respect to filings or submissions required under the HSR Act). Each party shall use reasonable best efforts to supply as promptly as practicable such information, documentation, other material or testimony that may be requested, and the provision of which is required, by any Governmental Authority, including by complying as soon as reasonably practicable with any request under or with respect to the HSR Act, any other Governmental Consent and any such other applicable Laws for additional information, documents or other materials received by Buyer or any of its Subsidiaries, on the one hand, or Parent or Seller or any of their respective Subsidiaries, on the other hand, from the FTC or the DOJ, or any other Governmental Authority in connection with such applications or filings or the Transactions.

(c) Notwithstanding anything to the contrary set forth herein, Buyer will not be required to propose, negotiate, commit to or effect, by agreement, consent decree, hold separate order, trust or otherwise, (i) the sale, divestiture or disposition of such assets, businesses, services, products or product lines of Buyer or the Company (or any of their respective Subsidiaries or Affiliates) or behavioral limitations, conduct restrictions or commitments with respect to any such assets, businesses, services, products or product lines of Buyer or the

Company (or any of their respective Subsidiaries or Affiliates), (ii) the creation or termination of relationships, ventures, contractual rights or obligations of the Company or Buyer or their respective Subsidiaries or Affiliates and (iii) any other actions that would limit the freedom of action of Buyer, the Company or any of their respective Subsidiaries or Affiliates with respect to, or its ability to retain, one or more of its or its Subsidiaries’ (including the Company’s) or Affiliates’ assets, businesses, services, products or product lines, or, in the event that any litigation is instituted which could have the effect of preventing the consummation of the Transactions, defend any such litigation. Neither Parent nor Seller nor any of their Subsidiaries shall, without Buyer’s prior written consent, discuss or commit to any extension of any waiting period under any Law or any agreement not to consummate the Transactions or otherwise take or commit to take any action that limits Buyer’s freedom of action with respect to, or Buyer’s ability to retain, any of the businesses, services, products or product lines of the Company (or any of its Subsidiaries or Affiliates) or otherwise receive the full benefits of this Agreement. None of Parent, Seller, Buyer or the Company shall be required to take any action pursuant to this Section 7.10 unless it is expressly conditioned on the effectiveness of the Transactions.

(d) Without limiting the foregoing and subject to applicable legal limitations and the instructions of any Governmental Authority, each of Parent and Seller, on the one hand, and Buyer, on the other hand, agrees (i) to cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions and any other material actions pursuant to this Section 7.10, (ii) to furnish to the other such necessary information and assistance as the other may reasonably request in connection with its preparation of any notifications or filings, which is not otherwise legally privileged or considered commercially sensitive, (iii) to keep each other apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by such party from, or given by such party to, any third party and/or any Governmental Authority with respect to the Transactions, (iv) to permit the other party to review and to incorporate the other party’s reasonable comments in any material communication to be given by it to any Governmental Authority with respect to obtaining the necessary approvals for the Transactions, and (v) not to participate in any meeting or discussion in person or by telephone expected to address substantive matters related to the Transactions with any Governmental Authority in connection with the Transactions unless, to the extent not prohibited by such Governmental Authority, it gives the other party reasonable notice thereof and the opportunity to attend and observe. To the extent the parties shall share, in their sole discretion, information protected under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 7.10, the parties shall take reasonable efforts to share such information in a manner so as to preserve any applicable privilege. Buyer, Parent and Seller may, as each deems advisable and necessary, reasonably designate any competitively or commercially sensitive material provided to the other under this Section 7.10(d) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Buyer, or Parent or Seller, as the case may be) or its legal counsel.

(e) For purposes of this Agreement, “Regulatory Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, the EC Merger Regulation, and all other federal, state, foreign, multinational or supranational statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including, without limitation, any antitrust, competition or trade regulation Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition and including any Laws that relate to foreign investments.

Section 7.11. Stockholder Litigation. Parent and Seller shall as promptly as reasonably practicable notify Buyer in writing of, and shall keep Buyer updated about all material developments in, any Stockholder Litigation. No compromise or settlement of any Stockholder Litigation shall be agreed to by Parent or Seller or any of their respective Affiliates without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed).

Section 7.12. Public Announcements. The parties hereto agree that the initial press release(s) to be issued with respect to the Transactions shall be in a form mutually agreed to by the parties hereto. Thereafter, each of Buyer, Seller and Parent agree that no public release or announcement concerning the Transactions shall be issued by any such party or its Subsidiaries without the prior written consent (including via email) of the other parties (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Laws or the rules or regulations of NASDAQ or any other regulatory or governmental body to which the relevant party is subject or submits, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other parties reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that the foregoing shall not restrict or prohibit disclosures made to direct and indirect investors (or potential investors) of the Sponsors or their Affiliates in connection with normal fund raising and related marketing or informational or reporting activities of the Sponsors or their Affiliates so long as such disclosure to investors is covered by a confidentiality agreement or other confidentiality obligation. Notwithstanding the foregoing, the restrictions set forth in this Section 7.12 shall not apply to any release or announcement made or proposed to be made by Parent in connection with and related to a Superior Proposal or a Change in Recommendation.

Section 7.13. Debt Financing.

(a) Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as reasonably possible, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter (including such terms and conditions may be amended, modified or waived in accordance with Section 7.13(b)), including using reasonable best efforts to: (i) maintain in effect the Debt Commitment Letter, (ii) satisfy, or cause to be satisfied, on a timely basis all conditions within its control to obtain the Financing set forth therein (or obtain a waiver thereof), (iii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Debt Commitment Letter (including such terms and conditions may be amended, modified or waived in accordance with Section 7.13(b)) or on other terms that are acceptable to the Financing Sources and Buyer, (iv) pay (or cause to be paid) all commitment fees or other fees required by the Commitment Letters to be paid as they become due and (v) consummate the Financing at or prior to the time the Closing is required to occur pursuant to Section 2.01.

(b) Buyer shall (x) at the request of the Company, use its reasonable best efforts to keep Seller reasonably informed of the status of its efforts to arrange the Debt Financing and (y) give Seller reasonably prompt written notice (i) of any material breach or default by any party to the Debt Commitment Letter of which Buyer has knowledge, (ii) of the receipt of any written notice or other written communication from any Person with respect to any (A) actual or potential material breach, default, termination or repudiation by any party to the Debt Commitment Letter or (B) material dispute or disagreement between or among any parties to any Debt Commitment Letter (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing), solely to the extent such disagreement or dispute relates to the termination of, or the satisfaction of the conditions to, the obligation of the Financing Sources party thereto to fund their commitments thereunder, (iii) if and when Buyer has knowledge of the occurrence of any event or development that would reasonably be expected to have a material and adverse impact on the ability of Buyer to obtain any portion of the Financing contemplated by any Commitment Letter and (iv) of any expiration or termination of any Commitment Letter or other document related to the Debt Financing. Without limiting the foregoing, Buyer shall (x) at the request of the Company, keep Seller informed on a reasonably current basis in reasonable detail of material developments concerning the Financing and (y) provide to Seller executed copies of the definitive documents related to the Financing (provided, that any fee letters or other agreements that are confidential by their terms, may be redacted in a manner as required therein so as not to disclose such terms that are so confidential) and copies of any of the written notices or communications described in the preceding sentence; provided, however, that nothing in this sentence or the immediately preceding sentence shall require Buyer to disclose any information that is subject to attorney-client privilege or the disclosure of which would result in the breach of Buyer’s confidentiality obligations set forth in any of the Commitment Letters. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Buyer shall promptly notify Seller and use its reasonable best efforts to arrange to obtain alternative financing, including from alternative sources, on terms no less favorable to Buyer than those set forth in the Debt Commitment Letter, in an amount sufficient to replace any unavailable portion of the Debt Financing (“Alternative Financing”) as promptly as practicable following the occurrence of such event and the provisions of this Section 7.13 shall be applicable to the Alternative Financing; provided, that such Alternative Financing shall not be subject to any additional or modified conditions or other contingencies to the funding of the Financing than those contained in the Commitment Letter. For the purposes of this Section 7.13, all references to the Financing shall be deemed to include such Alternative Financing and all references to the Debt Commitment Letter shall include the applicable documents for the Alternative Financing. Buyer shall promptly provide a true, correct and complete copy of each alternative financing commitment letter to Seller. Buyer shall comply in all material respects with each Commitment Letter and each definitive agreement with respect thereto (collectively, with the Debt Commitment Letter, the “Debt Documents”). Buyer shall not permit, without the prior written consent of Seller (not to be unreasonably withheld or delayed), any amendment or modification to be made to, or any waiver of any provision or remedy under, the Debt Commitment Letter that (w) reduces the aggregate amount of cash proceeds available from the Debt Financing below the amount necessary to finance the transactions to be consummated on the Closing Date (unless there is a corresponding increase in the Equity Financing), (x) imposes any new or additional conditions, or otherwise amend, modify or expand any condition, to the funding of any portion of the Financing, (y) would reasonably be expected to delay or prevent the Closing or the funding of the Financing or (z) adversely impacts the ability of Buyer to enforce its rights against any other party to any Debt Document or the ability of Buyer to consummate the Transactions; provided that, notwithstanding the foregoing, Buyer shall be permitted to amend the Debt Commitment Letter to add lenders, agents, co-agents, arrangers, bookrunners, managers or other roles under the Debt Commitment Letter. Buyer shall provide notice to Seller promptly upon receiving the Financing. Notwithstanding anything to the contrary in this Agreement, compliance by Buyer with this Section 7.13 shall not relieve Buyer of its obligation to consummate the Transactions, whether or not the Financing or Alternative Financing is available.

(c) Prior to the Closing, Parent and Seller shall cause the Company to, and the Company shall, and shall cause the Company Subsidiaries and their respective directors, officers, employees, consultants and advisors, including legal and accounting advisors, to, use reasonable best efforts to cooperate with Buyer, at Buyer’s sole cost and expense, as reasonably requested by Buyer in connection with the Financing, including the following: (i) causing the appropriate senior officers of the Company and the Company Subsidiaries to participate in a reasonable number of meetings, presentations and due diligence sessions (or other sessions with prospective lenders and investors); (ii) assisting with the preparation of appropriate and customary materials for lender presentations, private placement memoranda, bank information memoranda, prospectuses, other marketing materials and similar documents reasonably required in connection with the Financing; (iii) entering into (on the Closing Date) and assisting Buyer in the negotiation, preparation, execution and delivery of the definitive agreements for the Debt Financing and closing deliverables related thereto (including corporate resolutions, organizational documents, certificates, a certificate of the Company’s chief financial officer with respect to the solvency of the Company and the Company Subsidiaries on a consolidated basis, opinions of counsel (including backup officer’s certificates in support thereof) and other documents related thereto) and facilitating the creation and perfection of security interests, in each case to become effective at or after the Closing; (iv) furnishing to Buyer and its Financing Sources, as promptly as reasonably practicable, the Required Financial Information that is at the time of delivery, and continues to be at all times thereafter, Compliant; (v) reasonably assisting Buyer in Buyer’s preparation of pro forma financial statements and financial information as may be reasonably requested by Buyer or required in connection with the Debt Financing; (vi) taking all actions reasonably requested by Buyer and necessary to (A) permit the prospective lenders involved in the Debt Financing to evaluate the Company’s and the Company Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements to the extent customary and reasonable, (B) at the Closing, establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing; (vii) if requested by Buyer, using commercially reasonable efforts to obtain required consents, customary surveys, legal opinions and title insurance as necessary and customary for financings similar to the Debt Financing; (viii) furnishing all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations no later than three (3) Business Days prior to the Closing Date, as has been reasonably requested in writing by Buyer at least ten (10) Business Days prior to the Closing Date; (ix) except as may be prohibited by contract or required to preserve legal privilege, providing due diligence materials to potential financing sources in connection with the Debt Financing; and (x) taking such other actions as are reasonably requested by Buyer to facilitate the satisfaction on a timely basis of all conditions to the Debt Financing that are within the control of the Company and the Company Subsidiaries; provided, that, notwithstanding anything in this Agreement to the contrary, until the Closing occurs, none of the Company or its directors, officers, managers, members, employees, equityholders, representatives and Affiliates shall (1) be required to pay any commitment or other similar fee, (2) be required to incur any other liability in connection with the Financing contemplated by the Debt Commitment Letter, (3) be required to pass resolutions or consents, approve or authorize the execution of, or execute any document, agreement, certificate or instrument or take any other corporate action with respect to the Financing that is not contingent on the Closing or that would be effective prior to the Closing Date or (4) be required to take any action the extent it would reasonably be expected to (A) conflict with or violate their respective organizational documents or any requirement of Law or result in the material contravention of, or that would reasonably be expected to result in a material violation or breach of, or default under, any contract of the Company or any of the Company Subsidiaries or (B) disclose any information that is subject to attorney-client privilege or the disclosure of which would result in the breach of any confidentiality obligations. Buyer shall indemnify and hold harmless Parent, Seller, the Company and each of their and their Subsidiaries’ directors, officers, managers, members, employees, equityholders, representatives, advisors and Affiliates from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of the Financing, any Alternative Financing and any information utilized in connection therewith (other than information provided by the Company or the Company Subsidiaries expressly for use in connection therewith), other than any such liabilities or losses arising as a result of any indemnified party’s gross negligence or willful misconduct. Additionally, Buyer shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs, fees and expenses (including attorneys’ fees and expenses) to the extent such costs, fees and expenses are incurred by the Company in connection with it complying with the obligations under this Section 7.13.

Section 7.14. Matters Prior to a Bolt Sale.

(a) Prior to Closing. Buyer acknowledges and agrees that Parent and Seller have commenced or intend to commence, prior to the Closing, an investment bank-led process to explore a Bolt Sale (such process, the “Bolt Process”) and, in connection therewith, Seller (either directly or through the Company, Bolt and/or such investment bank) may, from the date hereof until the Closing, (i) solicit proposals for a Bolt Sale, (ii) engage in negotiations and discussions with one or more third parties with respect to a Bolt Sale, (iii) furnish information concerning Bolt to third parties in response to proposals or inquiries for a Bolt Sale, (iv) subject to the second to last sentence of this Section 7.14(a) only, enter into any definitive agreement with respect to any Bolt Sale that would result in Bolt Proceeds payable in cash in excess of the Threshold Bolt Proceeds and (v) consummate any such Bolt Sale. The Bolt Process shall be conducted in accordance with the policies set forth on the Bolt Schedule (the “Bolt Policies and Procedures”). Notwithstanding the foregoing, none of Parent, Seller or any of their Subsidiaries shall enter into a definitive agreement with respect to a Bolt Sale without the prior written consent of Buyer if such agreement would (w) require the Company or any of its Affiliates (other than Bolt) to agree to any operating restrictions applicable to the Company or any of its Affiliates

(other than Bolt) after the Closing (other than customary confidentiality and/or employee non-solicitation restrictions), (x) require the Company or any of its Affiliates (other than Bolt) to agree to any recourse after the Closing in excess of an escrow amount, holdback or similar amount (other than with respect to customary indemnity obligations relating to performance of customary covenants), or (y) provide for Bolt to be sold for a price that is payable in consideration other than cash or that, in the good faith judgment of Buyer, would cause the Bolt Proceeds with respect to the Bolt Sale to be less than zero. Prior to the Closing, Parent and Seller shall keep Buyer reasonably informed of any material developments and events relating to the Bolt Process and any Bolt Sale and shall reasonably consult with Buyer with respect to the terms and conditions of any Bolt Sale prior to entering into a definitive agreement with respect to such Bolt Sale.

(b) After Closing. From and after the Closing until the Bolt Sale Deadline (subject to Section 7.04(d) and any agreements binding on Buyer or any of its Affiliates with respect to Bolt), Buyer or its Affiliates shall keep Seller reasonably informed on a current basis of the status, details and progress of any material developments and events relating to the Bolt Process and any Bolt Sale and shall reasonably promptly provide to Seller information received by Buyer or any of its Affiliates relating to a potential Bolt Sale, including copies of any marketing or informational materials, current interim drafts of any Bolt Sale Agreement, and shall provide Seller reasonable time to review such documents. From and after the Closing until the later of (i) the Bolt Sale Deadline and (ii) the consummation of the Bolt Sale, if a Bolt Sale Agreement is executed prior to the Bolt Sale Deadline, (A) Buyer shall, and shall cause its Affiliates to, use commercially reasonable efforts within its control to cause Bolt to be operated substantially in the ordinary course of business consistent with past practice, and (B) except in connection with a Bolt Sale Agreement or with the consent of Seller, shall not sell or transfer any of the Bolt Interest to third parties or pledge, dispose of, mortgage or subject to any Lien (in each case other than Permitted Liens) any of the Bolt Interest. From and after the Closing, Buyer or its Affiliates shall conduct the Bolt Process in accordance with the Bolt Policies and Procedures, including, without limitation, (i) consulting with and taking into account the advice of the investment bankers working on the Bolt Process prior to the date hereof, (ii) soliciting proposals for a Bolt Sale, (iii) engaging in good faith negotiations and discussions with one or more third parties, if applicable, with respect to a Bolt Sale, (iv) promptly furnishing information concerning Bolt to third parties, if applicable, in response to proposals or inquiries for a Bolt Sale, (v) using good faith efforts to negotiate and enter into any definitive agreement with respect to any Bolt Sale and (vi) using good faith efforts to consummate a Bolt Sale as promptly as reasonably practicable. Buyer shall reasonably consult with Seller with respect to the Bolt Process and the terms and conditions of any Bolt Sale prior to entering into a definitive agreement with respect to such Bolt Sale, in each case in accordance with and subject to the Bolt Policies and Procedures. Parent and Seller acknowledge that the sole obligations of Buyer to Parent and Seller with respect to the conduct of the Bolt Process and the Bolt Sale are those set forth in this Section 7.14(b) and in the Bolt Policies and Procedures and Buyer shall have no other obligations to Parent and Seller, express or implied, with respect to the conduct of the Bolt Process and the Bolt Sale; it being understood that nothing in this sentence is intended to affect the rights of Seller under Sections 2.03 and 2.04.

(c) Contracts. Except as set forth on Section 7.14(c) of the Seller Disclosure Schedules and except as set forth in the Bolt Sale Agreement, if a Bolt Sale is completed prior to the Closing, effective at the Closing, all Contracts, including all obligations to provide goods, services or other benefits, between the Company, any of its Subsidiaries (other than Bolt or any of its Subsidiaries) or any of their respective directors, officers, managers, partners or employees, on the one hand, and Bolt, any of its Subsidiaries or any of their respective directors, officers, managers, partners or employees, on the other hand, shall be terminated without any party having any continuing obligation or Liability to the other; in each case such termination shall be in form and substance reasonably satisfactory to Buyer.

(d) Indebtedness and Other Matters. Except as set forth on Section 7.14(d) of the Seller Disclosure Schedules, if a Bolt Sale is completed prior to the Closing, following completion thereof and prior to the Closing Date, any Indebtedness and all payables and receivables between the Company, any of its Subsidiaries (other than Bolt Holdings or any of its Subsidiaries) or any of their respective directors, officers, managers, partners or employees, on the one hand, and Bolt Holdings, any of its Subsidiaries or any of their respective directors, officers, managers, partners or employees, on the other hand, shall be settled in full or otherwise discharged so that there is no further Liability by any party thereto to any party thereto. If a Bolt Sale is not completed prior to the Closing, then any debt securities or other instruments evidencing Indebtedness of Bolt Holdings or any of its Subsidiaries that is incurred in accordance with Section 7.01(b)(vi) shall be assigned by Parent or its Subsidiaries to the Company for no consideration prior to the Closing.

(e) Corporate Matters. Prior to the Closing, the Company shall use its reasonable best efforts (and Parent and Seller shall cause the Company to use its reasonable best efforts) to cause Bolt Holdings and certain Subsidiaries of Bolt to take all reasonable steps to prepare, execute and deliver to all appropriate Governmental Authorities all notices, applications, filings, supporting information and documents and any amendments to any of the foregoing necessary to cause each of the Persons listed on Section 3.07(a) of the Seller Disclosure Schedules to be in good standing in each jurisdiction referenced on Section 3.07(a) of the Seller Disclosure Schedule.

Section 7.15. Matters Following a Bolt Sale.

(a) Third Party Claims. Notwithstanding anything to the contrary in the Bolt Sale Agreement, following the Closing, Buyer or its Affiliates shall control any third party claims relating to or arising under the Bolt Sale Agreement and shall conduct such claims diligently and in good faith, and any reasonable out-of-pocket costs, fees or expenses incurred by Buyer or its Affiliates in connection therewith shall be included in Bolt Sale Expenses.

(b) Administration. Following the Closing:

(i) Reasonably promptly (but in any event within five (5) Business Days) following the receipt of any Bolt Proceeds until the later of (A) the Bolt Sale Deadline and (B) the consummation of the Bolt Sale, if a Bolt Sale Agreement is executed prior to the Bolt Sale Deadline, Buyer shall deliver or cause to be delivered to Seller its good faith written calculation of the Bolt Proceeds (the “Bolt Payment Statement”), including the Bolt Payment Amount and Bolt Proceeds Post-Closing Reduction Amount, if any, with respect to such payment. Such Bolt Payment Statement shall be accompanied by Buyer’s calculation in reasonable detail of the components of the Bolt Payment Amount and the Bolt Proceeds Post-Closing Reduction Amount and reasonable supporting documentation.

(ii) Following the final determination of the Bolt Payment Amount with respect to any Bolt Payment Statement in accordance with Section 7.15(b)(iii) to Section 7.15(b)(vi) below, as applicable, if any Bolt Payment Amount is due to Seller in accordance with such Bolt Payment Statement as so finally determined, Buyer shall promptly (but in any event within five (5) Business Days) cause all amounts to be paid to Seller under such Bolt Payment Statement to be delivered to Seller by wire transfer of immediately available funds to an account or accounts designated in writing by Seller.

(iii) Within thirty (30) days after receipt of a Bolt Payment Statement, Seller shall deliver to Buyer a notice specifying whether Seller agrees with (a “Notice of Agreement”) or objects to (a “Notice of Objection”) such Bolt Payment Statement. During such thirty (30) day period, Buyer and its Affiliates shall cooperate with and permit Seller and any accountant or advisor retained by Seller access upon reasonable advance notice and during normal business hours to such records and personnel as may be reasonably necessary to verify the accuracy of the Bolt Payment Statement and the amounts underlying the calculation of the Bolt Payment Amount; provided, that no such cooperation and permission shall be required to the extent that it would require Buyer or any of its Affiliates to take any action that in the good faith judgment of Buyer unreasonably or materially interferes with the ongoing business or operations of Buyer or its Affiliates.

(iv) If Seller delivers a Notice of Agreement, then any Bolt Payment Amount shall be due and payable by or on behalf of Buyer to Seller in accordance with the procedures set forth in Section 7.15(b)(ii). If Seller does not deliver either a Notice of Objection or a Notice of Agreement within such thirty (30) day period, then Seller shall be deemed to have delivered a Notice of Agreement with respect to such Bolt Payment Statement at the end of such period and Buyer’s calculation set forth in such Bolt Payment Statement shall be final, binding and conclusive on the parties hereto.

(v) If Seller delivers a Notice of Objection to Buyer within such thirty (30) day period, such Notice of Objection shall contain Seller’s calculation of the Bolt Proceeds, including the Bolt Payment Amount and Bolt Proceeds Post-Closing Reduction Amount, if any, included in such calculation. Such Notice of Objection must also be accompanied by a description in reasonable detail of each of the objections to the calculations reflected in the Notice of Objection (collectively, the “Objections”).

(vi) If Buyer does not agree with any of the Objections, and if Buyer or its Affiliates and Seller are not able to resolve such disagreement within thirty (30) days after Buyer’s receipt of the Notice of Objection, the Objections that are in dispute shall be submitted to Deloitte & Touche LLP, or, if such firm is unable to serve in such capacity, to such other internationally recognized independent accounting firm reasonably agreed to by or on behalf of Buyer and Seller (the “Accounting Firm”). Following the appointment of the Accounting Firm, Buyer or its Affiliates and Parent and Seller shall promptly provide the Accounting Firm with (i) a copy of this Agreement, (ii) the applicable Bolt Payment Statement and supporting detail provided by or on behalf of Buyer in making its determination of the Bolt Payment Amount, (iii)

the Notice of Objections and related supporting detail accompanying such Notice of Objections and the Objections set forth therein prepared by Seller, and (iv) any information reasonably requested by the Accounting Firm as necessary or appropriate in resolving such dispute. Such Accounting Firm shall, within thirty (30) Business Days of such submission, resolve any differences between Buyer and Seller and such resolution shall, in the absence of manifest error, be final, binding and conclusive upon the parties hereto; provided, that the Accounting Firm shall not be permitted or authorized to determine an amount of the Bolt Payment Amount that is outside of the range of the Bolt Payment Amount proposed by or on behalf of Buyer in the Bolt Payment Statement and Seller in the Notice of Objection. The costs, fees and expenses of such Accounting Firm shall be borne equally by Buyer or its Affiliates, on the one hand, and Parent and Seller, on the other hand, and the portion of the costs, fees and expenses of the Accounting Firm borne by Parent and Seller shall be considered Bolt Sale Expenses. Upon such resolution, any Bolt Payment Amount shall be due and payable by Buyer to Seller shall be paid to Seller in accordance with the procedures set forth in Section 7.15(b)(ii).

(vii) Buyer, Parent and Seller acknowledge and agree that if the Bolt Sale includes any deferred cash consideration (including any escrow or holdback amount), any payment of Deferred Bolt Proceeds shall be delayed until the amount of such deferred cash consideration is actually received by Buyer or any of its Affiliates.

Section 7.16. Director Resignations. Prior to the Closing, the Company shall, and Parent and Seller shall cause the Company and the Company Subsidiaries to, deliver to Buyer written resignations executed by each of the directors, managers and officers of the Company and Velocity as well as each representative of Parent or its Subsidiaries (other than Bolt) on the board of directors or managers of Bolt requested by Buyer no later than five (5) Business Days prior to the Closing Date, which resignations shall be effective at the Closing.

Section 7.17. Release. Effective upon the Closing, and except as set forth in the final sentence of this Section 7.17, each of Parent and Seller, on behalf of itself and its Subsidiaries (other than the Company and the Company Subsidiaries), hereby unconditionally and irrevocably waives, releases and forever discharges the Company and each of the Company Subsidiaries and their respective current and former directors, managers, officers, employees, agents, legal representatives, predecessors, successors, assigns, equityholders, partners, members, insurers, and Affiliates (the “Released Parties”) from any and all Liabilities of any kind or nature whatsoever, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, and Parent shall not, and shall not permit any of its Subsidiaries to, seek to recover any amounts in connection therewith or thereunder from such Released Parties. Each of Parent and Seller understands that this is a full and final release of all claims, demands, causes of action and Liabilities of any nature whatsoever, whether or not known, suspected or claimed, that could have been asserted in any legal or equitable proceeding against the Released Parties, except as expressly set forth in this Section 7.17. Parent acknowledges and agrees that it is not aware of any claim by it or any of its Subsidiaries other than the claims that are waived, released and forever discharged by this Section 7.17. Notwithstanding anything herein to the contrary, nothing contained in this Section 7.17 shall operate to discharge, release or waive the obligations, covenants and agreements of Buyer arising under this Agreement or any other agreement, document, instrument or certificate entered into or executed in connection herewith or any liability for fraud by such Person.

Section 7.18. Mail; Payments; Misallocated Assets.

(a) Mail. From and after the Closing, Parent and Seller hereby authorize and empower each of Buyer, the Company and their respective Affiliates to receive and open all mail and other communications (including electronic communications) received by Buyer or its Affiliates relating to the Business and to deal with the contents of such communications. Each of Parent and Seller shall promptly deliver, or cause to be delivered, to Buyer any mail or other communication (including electronic communications) received by Parent, Seller or any of their Affiliates after the Closing Date pertaining to the Business.

(b) Payments. From and after the Closing, Parent and Seller shall promptly pay or deliver, or cause to be paid or delivered, to Buyer or its designee any monies or checks relating to the Business which have been received by Parent, Seller or any of their Affiliates. Parent and Seller agree that Buyer and its Affiliates have the right and authority to endorse, without recourse, any check or other evidence of indebtedness received by Buyer or any of its Affiliates in respect of any note or account receivable transferred to Buyer or any of its Affiliates pursuant to this Agreement and Parent and Seller shall furnish Buyer or its designee such evidence of this authority as Buyer may request.

(c) Misallocated Assets. From and after the Closing, in the event that Buyer, Parent or Seller or any of their respective Affiliates discovers that an asset used primarily in the Business is owned by Parent, Seller or any of their Affiliates and was not acquired by Buyer by virtue of Buyer’s acquisition of the Company Interests as contemplated herein, Parent or Seller shall, or shall cause such Affiliate to, assign, transfer, convey and deliver such asset to Buyer or one of its Affiliates, as directed by Buyer, for no additional consideration, and shall execute such further documents and instruments reasonably necessary to give effect to and evidence such assignment, transfer, conveyance and delivery.

Section 7.19. Matters Relating to Parent and its Affiliates.

(a) Contracts. Except as set forth on Section 7.19(a) of the Seller Disclosure Schedules and except for the obligations of each of Parent and Seller in accordance with this Agreement, effective at the Closing, all Contracts, including all obligations to provide goods, services or other benefits, between Parent, any of its Affiliates or any of their respective directors, officers, managers, partners or employees, on the one hand, and the Company, any of its Subsidiaries or any of their respective directors, officers, managers, partners or employees, on the other hand, shall be terminated without any party having any continuing obligation or Liability to the other, in each case such termination in form and substance reasonably satisfactory to Buyer.

(b) Indebtedness and Other Matters. Except as set forth on Section 7.19(b) of the Seller Disclosure Schedules, effective as of the Closing, any Indebtedness and all payables and receivables between Parent, any of its Affiliates or any of their respective directors, officers, managers, partners or employees, on the one hand, and the Company, any of its Subsidiaries or any of their respective directors, officers, managers, partners or employees, on the other hand, shall be settled in full or otherwise discharged so that there is no further Liability by any party thereto to any party thereto.

Section 7.20. Tax Matters.

(a) Purchase Price Allocation. The final Purchase Price and any other amounts to the extent properly treated as consideration for U.S. federal income tax purposes (including adjustments to the foregoing for purposes of this Agreement), shall be allocated among the shares of Velocity Holdings and Bolt Holdings as follows: (i) $35,000,000 plus any amounts paid pursuant to Section 2.03(b) or Section 2.04(b), minus any adjustments made pursuant to Section 2.04, shall be allocated to the shares of Bolt Holdings and (ii) the remainder shall be allocated to the shares of Velocity Holdings (such allocation, the “Purchase Price Allocation”). Parent, Seller and Buyer shall, and shall cause their respective Affiliates to, prepare and file all Tax Returns on a basis consistent with the Purchase Price Allocation and shall not take any position inconsistent with the Purchase Price Allocation on any Tax Return, except as otherwise required by applicable Law.

(b) Tax Indemnification. From and after the Closing, Seller and Parent shall jointly and severally indemnify, defend and hold harmless Buyer and its Subsidiaries and each of their respective Affiliates from and against any and all Losses to the extent arising from or relating to any Taxes of Parent or any of its Affiliates (other than the Company or the Company Subsidiaries), including any such Taxes arising as a result of any of Velocity or Bolt being part of or owned by, or ceasing to be part of or owned by, an affiliated, combined, consolidated, unitary, or similar group on or prior to the Closing (including, for the avoidance of doubt, any Taxes imposed under Treasury Regulations Section 1.1502-6 or similar provision of state or local Law), regardless of whether or not any such Tax liability relates to actions or activities of Velocity or Bolt. Notwithstanding anything to the contrary contained herein, Buyer and its

Subsidiaries and each of their respective Affiliates shall not make any claim pursuant to this Section 7.20(b) or otherwise under this Agreement (other than any notice intended to preserve the rights of Buyer and its Subsidiaries to indemnification hereunder) for Taxes related to or arising from Parent’s consolidated, combined, affiliated or unitary Tax Returns unless and until Buyer, its Subsidiaries or any of their respective Affiliates has received an official assessment of such Taxes from a Governmental Authority (or such Taxes are otherwise settled or resolved and agreed with such Governmental Authority).

(c) Parent’s Tax Returns. Parent shall prepare, or cause to be prepared, and file, or cause to be filed, when due, all of Parent’s and Seller’s consolidated, combined, affiliated or unitary Tax Returns that include Velocity or Bolt for any Pre-Closing Tax Period and that are due after the Closing Date. Parent shall timely pay all Taxes shown as due on all original Tax Returns filed by it pursuant to this Section 7.20(c), and each such Tax Return shall be prepared in a manner consistent with past practice. Parent shall provide a draft of (i) any such Tax Return of Parent within ten (10) Business Days prior to such filing and (ii) Velocity’s pro forma Tax Return to be used in completing any such Tax Return of Parent to Buyer at least forty-five (45) days prior to the due date for filing any Tax Return to be filed pursuant to this Section 7.20(c). Buyer may provide any comments to Parent with respect to the Tax Return described in clause (i) of this Section 7.20(c) after Buyer’s receipt thereof, and Parent shall consider in good faith all such comments provided by Buyer in its reasonable discretion. Buyer shall provide any comments to Parent with respect to the pro forma Tax Return of Velocity described in clause (ii) of this Section 7.20(c) within fifteen (15) days after Buyer’s receipt thereof, and Parent shall consider in good faith all reasonable comments provided by Buyer. If Parent does not agree with any of Buyer’s comments to such pro forma Tax Return of Velocity, then Parent shall notify Buyer of its disagreement within fifteen (15) days after receiving Buyer’s comments. If Parent delivers any such notification to Buyer with respect to a Velocity pro forma Tax Return, then Parent and Buyer shall negotiate in good faith to resolve any disputes over such pro forma Tax Return for fifteen (15) days after Buyer’s receipt of Parent’s notification of disagreement. Any disputes over such pro forma Tax Return that cannot be resolved through negotiations between Buyer and Parent shall be submitted for resolution to the Accounting Firm or a tax counsel of nationally recognized standing in the United States experienced in such matters. The determination of the Accounting Firm or such tax counsel shall be binding on the parties. The costs of the Accounting Firm or such tax counsel shall be borne by Buyer; provided that if the Accounting Firm or such tax counsel determines an adjustment to taxable income of more than $2,500,000, Parent shall bear such costs.

(d) Buyer’s Tax Returns. After the Closing, Buyer shall prepare, or cause to be prepared, and file, or cause to be filed, when due, all Tax Returns with respect to Velocity and Bolt, other than those described in Section 7.20(c), and shall timely pay all Taxes shown as due on all Tax Returns filed pursuant to this Section 7.20(d).

(e) Tax Contests.

(i) Parent and its Affiliates, on the one hand, and Buyer and its Affiliates, on the other hand (either of them, the “Recipient”), shall notify the other party in writing within ten (10) Business Days after receipt by the Recipient of written notice of any pending or threatened audit, adjustment, assessment, examination or proceeding (whether judicial or administrative) (a “Tax Audit”) which may affect the liability for Taxes of such other party or may give rise to an indemnification payment under Section 7.20(b).

(ii) Parent shall control all Tax Audits of Parent’s or Seller’s consolidated, combined, affiliated, or unitary Tax Returns; provided that, with respect to any such Tax Return that includes Velocity or Bolt (or any other Tax Return for which Velocity or Bolt may be liable for Taxes as a result of being part of or owned by, or ceasing to be a part of or owned by, an affiliated, combined, consolidated, unitary, or similar group on or prior to the Closing (including, for the avoidance of doubt, any Taxes imposed under Treasury Regulations Section 1.1502-6 or similar provisions of state or local Law)), (a) Buyer may, at its own expense, observe the defense of any such Tax Audit and employ counsel of its choice in connection with any such Tax Audit and (b) Parent shall (x) keep Buyer reasonably informed with respect to all matters relating to such Tax Audit, (y) upon request of Buyer, consult with Buyer regarding the conduct of such Tax Audit, and (z) not settle, compromise or otherwise dispose of any material issues in such Tax Audit without obtaining Buyer’s prior written consent (not to be unreasonably withheld, conditioned, or delayed). Notwithstanding the foregoing, if, at any time prior to the completion of such Tax Audit, Parent has adopted a plan or agreement of complete or partial liquidation or dissolution, Buyer shall control such Tax Audit, provided, that Buyer shall (A) keep Parent reasonably informed with respect to all matters relating to such Tax Audit for which Parent may have liability pursuant to this Agreement, (B) upon request of Parent, consult with Parent regarding the conduct of such Tax Audit and (C) not settle or otherwise dispose of any issues in such Tax Audit for which Parent may have liability pursuant to this Agreement without obtaining Parent’s prior written consent (not to be unreasonably withheld, conditioned, or delayed).

(f) Tax Cooperation. Buyer, on the one hand, and Parent, on the other hand, shall (and shall cause their Affiliates to) (i) provide each other with such assistance as may be reasonably requested in connection with the preparation, review, or filing of any Tax Return, (ii) until the applicable statute of limitation (including periods of waiver) has expired, retain and provide the other party with reasonable access to all work papers, records or information that may be relevant to any Tax Return described in Section 7.20(c) or Section 7.20(d) or filed or required to be filed with respect to any Pre-Closing Tax Period, (iii) notify the other party no later than thirty (30) days prior to disposing of any such work papers, records or information and deliver to such other party any such work papers, records or information requested thereby, and (iv) cooperate fully, as and to the extent reasonably requested by any other party, in connection with any Tax Audit (such cooperation shall include the retention and (upon the other party’s reasonable request) the provision of records and information that are reasonably relevant to any such Tax Audit and making employees and advisors available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder). Parent shall provide Buyer with a copy of any of Parent’s and Seller’s consolidated, combined, affiliated, or unitary Tax Returns that include Velocity or Bolt for any Pre-Closing Tax Period that are due after the Closing Date within thirty (30) days of filing. Notwithstanding anything to the contrary contained herein, except as otherwise required by Law, none of Buyer and its Subsidiaries and each of their respective Affiliates shall make, or cause to be made, any voluntary disclosure of any information contained in or related to the Tax Returns of Parent or its Subsidiaries to a Governmental Authority, including by filing any amended Tax Return, without the prior written consent of Parent (not to be unreasonably withheld, conditioned, or delayed).

(g) Carrybacks. With respect to any of Parent’s or Seller’s consolidated, combined, affiliated, or unitary Tax Returns, Parent or Seller (as applicable) shall (and shall not waive or otherwise forego the right to) carryback any losses recognized for U.S. federal income tax purposes in a taxable year (or portion thereof) following the Closing Date to the Pre-Closing Tax Period, to the full extent permitted by applicable Tax Law.

ARTICLE 8

CONDITIONS TO THE CLOSING

Section 8.01. Conditions to the Obligations of Each Party. The obligation of each party hereto to consummate the Transactions is subject to the satisfaction or, to the extent permitted by applicable Law, waiver, on or prior to the Closing, of the following conditions:

(a) No Order issued by a Governmental Authority having jurisdiction over any party hereto, nor any applicable Law, shall be in effect that, in each case, makes the consummation of the Transactions illegal, or otherwise prevents the consummation of the Transactions.

(b) The Parent Stockholder Approval shall have been obtained in accordance with applicable Law and the certificate of incorporation and bylaws of Parent.

(c) Any waiting period (and extension thereof) under the HSR Act relating to the Transactions shall have expired or been terminated.

Section 8.02. Conditions to the Obligations of Buyer. The obligation of Buyer to consummate the Transactions is subject to the satisfaction or, to the extent permitted by applicable Law, waiver by Buyer, on or prior to the Closing, of the following conditions:

(a) Each of the representations and warranties set forth (i) in Section 3.06(b) and Section 3.07(b) shall be true and correct in all respects except for de minimis inaccuracies, (ii) in Section 3.06(a), Section 3.09(b) and Section 4.05 shall be true and correct in all respects, (iii) in the first sentence of Section 3.01, Section 3.03, Section 3.06(c), Section 4.02, Section 4.08, Section 5.02, Section 5.10, and Section 5.12 shall be true and correct in all material respects and (iv) in this Agreement (other than the representations and warranties set forth in the foregoing clauses (i) – (iii)) shall be true and correct in all respects (after disregarding any qualifications that reference material, materiality, Seller Material Adverse Effect, Parent Material Adverse Effect or Company Material Adverse Effect), except to the extent that any inaccuracies in such representation or warranty would not have and would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, a Parent Material Adverse Effect or a Company Material Adverse Effect, as applicable, and in the case of clauses (i) – (iv) as if such representations and warranties were made on and as of the date hereof and the Closing Date (or, in the case of such representations and warranties made only as of a specified time or date, on and as of such specified time or date).

(b) Seller, Parent and the Company shall have performed in all material respects any obligation or complied in all material respects with any agreement or covenant of Seller, Parent or the Company, as applicable, to be performed or complied with by Seller, Parent or the Company, as applicable, under this Agreement at any time prior to the Closing.

(c) Since the date of this Agreement, there shall not have been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, a Parent Material Adverse Effect or a Company Material Adverse Effect.

(d) Seller, Parent and the Company shall have delivered to Buyer a certificate, dated as of the Closing Date, signed by a senior executive officer of each of Seller, Parent and the Company, respectively, certifying that the conditions specified in each of Section 8.02(a), Section 8.02(b) and Section 8.02(c) have been satisfied.

Section 8.03. Conditions to the Obligations of Seller and Parent. The obligation of Seller and Parent to consummate the Transactions is subject to the satisfaction or, to the extent permitted by applicable Law, waiver by Seller or Parent, on or prior to the Closing, of the following conditions:

(a) Each of the representations and warranties of Buyer set forth (i) in Section 6.09 shall be true and correct in all respects, (ii) in Section 6.01, Section 6.02 and Section 6.12 shall be true and correct in all material respects, and (iii) in this Agreement (other than the representations and warranties set forth in the foregoing clauses (i) – (ii)) shall be true and correct in all respects (after disregarding any qualifications that reference material, materiality or Buyer Material Adverse Effect), except to the extent that any inaccuracies in such representation or warranty would not have and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect, and, in the case of clauses (i) – (iii) as if such representations and warranties were made on and as of the date hereof and the Closing Date (or, in the case of such representations and warranties made only as of a specified time or date, on and as of such specified time or date).

(b) Buyer shall have performed in all material respects any obligation or complied in all material respects with any agreement or covenant of Buyer to be performed or complied with by it under this Agreement at any time prior to the Closing.

(c) Buyer shall have executed and delivered the Representative Side Letter and such agreement shall be in full force and effect.

(d) Buyer shall have delivered to Seller and Parent a certificate, dated as of the Closing Date, signed by a senior executive officer of Buyer certifying that the conditions specified in each of Section 8.03(a) and Section 8.03(b) have been satisfied.

Section 8.04. Frustration of Closing Conditions. Neither Seller, Parent nor Buyer may rely on the failure of any condition set forth in Section 8.01, Section 8.02 or Section 8.03, as the case may be, to be satisfied if such failure was caused by Buyer’s failure, on the one hand, or Seller’s, Parent’s or the Company’s failure, on the other hand, to perform its respective obligations hereunder.

ARTICLE 9

TERMINATION

Section 9.01. Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing, whether before or after the Parent Stockholder Approval has been obtained, except as expressly noted:

(a) by mutual written agreement of Seller or Parent and Buyer;

(b) by either Seller, Parent or Buyer, if:

(i) the Closing shall not have occurred in accordance with its terms and this Agreement on or before March 23, 2018 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party hereto whose material breach (including, with respect to Seller or Parent, material breach by Parent, Seller or the Company) of any of its obligations under this Agreement has been the primary cause of, or resulted in, the failure of the Closing to be consummated by the End Date;

(ii) any Governmental Authority of competent jurisdiction shall have issued a final, non-appealable Order permanently restraining, enjoining or otherwise prohibiting the Transactions; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(ii) shall not be available to any party hereto whose material breach (including, with respect to Seller or Parent, material breach by Parent, Seller or the Company) of any of its obligations under this Agreement has been the primary cause of, or resulted in, such Order;

(iii) any Order issued by a Governmental Authority having jurisdiction over any party hereto, or any applicable Law, shall be in effect that, in each case, makes the consummation of the Transactions illegal, or otherwise prevents the consummation of the Transactions; or

(iv) the Stockholders Meeting shall have been held and completed (after giving effect to any adjournment or postponement thereof) and the Parent Stockholder Approval shall not have been obtained at such Stockholders Meeting;

(c) by Buyer:

(i) if a Change in Recommendation shall have occurred (it being understood and agreed that any notice to Buyer in accordance with Section 7.02 of Parent’s intentions to make a Change in Recommendation prior to effecting such Change in Recommendation shall not result in Buyer having any termination rights pursuant to this Section 9.01(c)(i)); provided that Buyer’s right to terminate this Agreement pursuant to this Section 9.01(c)(i) with respect to a Change in Recommendation shall expire at 5:00 p.m., New York City time, on the tenth (10th) calendar day following such Change in Recommendation; or

(ii) if Seller, Parent or the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of the conditions set forth in Section 8.02(a) or 8.02(b) and (B) is incapable of being cured or has not been cured by Seller, Parent or the Company, as applicable, within thirty (30) Business Days after written notice has been given by Buyer to Seller or Parent of such breach or failure to perform; provided, however, that Buyer may not terminate this Agreement pursuant to this Section 9.01(c)(ii) if, at the time such termination would otherwise take effect in accordance with the foregoing, Buyer is in material breach of any provision of this Agreement; or

(d) by Seller or Parent:

(i) if, at any time prior to receiving the Parent Stockholder Approval, (A) the Parent Board has determined to terminate this Agreement in response to a Superior Proposal in compliance with Section 7.02(d), (B) substantially concurrently with such termination of this Agreement Parent or Seller enters into a definitive Alternative Acquisition Agreement with respect to such Superior Proposal and (C) substantially concurrently with such termination, Seller pays (and Parent shall cause Seller to pay) to Buyer by wire transfer in immediately available funds the Termination Fee required to be paid pursuant to Section 11.04(b); or

(ii) if Buyer shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of the condition set forth in Section 8.03(a) or 8.03(b) and (B) is incapable of being cured or has not been cured by Buyer within thirty (30) Business Days after written notice has been given by Seller or Parent to Buyer of such breach or failure to perform; provided, however, that neither Seller nor Parent may terminate this Agreement pursuant to this Section 9.01(d)(ii) if, at the time such termination would otherwise take effect in accordance with the foregoing, Parent, Seller or the Company is in material breach of any provision of this Agreement; or

(e) by Seller and Parent, if (i) all of the conditions set forth in Section 8.01 and Section 8.02 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions) or waived, (ii) Seller and Parent have irrevocably confirmed by written notice to Buyer that (x) all conditions set forth in Section 8.01 and Section 8.03 have been satisfied or waived in writing (other than those conditions that by their nature are to be satisfied at the Closing), (y) Seller and Parent have certified in writing that they are ready, willing and able to consummate the Transactions on the date the Closing is required to have occurred pursuant to Section 2.01 and (z) Buyer fails to consummate the Transactions within three (3) Business Days following the later of (A) the date of delivery of such notice of termination and (B) the date the Closing is required to have occurred pursuant to Section 2.01.

The party desiring to terminate this Agreement pursuant to this Section 9.01 (other than pursuant to Section 9.01(a)) shall give notice of such termination to each other party hereto and specify the applicable provision or provisions hereof pursuant to which such termination is effected.

Section 9.02. Effect of Termination. If this Agreement is terminated pursuant to Section 9.01, this Agreement shall become void and of no effect without liability of any party (or any Representative of such party) to each other party hereto; provided, however, that the applicable definitions set forth in Article 1, Section 7.04(c), this Section 9.02 and Article 11 (including any obligation to pay the Termination Fee under Section 11.04 or the Buyer Termination Fee under Section 11.05) shall survive any termination hereof pursuant to Section 9.01; provided, further, that nothing herein shall relieve any party hereto from liability for any intentional and knowing (i.e., both the action that constituted the breach was deliberate and not inadvertent and, at the time, those taking or authorizing such action knew that such action would constitute a material breach) and material breach of this Agreement prior to such termination. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement.

Section 9.03. Financing Sources. Notwithstanding anything in this Agreement to the contrary, no Financing Source shall have any liability for any obligations or liabilities of the parties hereto or for any claim (whether in tort, contract or otherwise), based on, in respect of, or by reason of, the Transactions or in respect of any oral representations made or alleged to be made in connection herewith. In no event shall Parent, Seller or any of their Affiliates, and each of Parent and Seller agrees not to and to cause its Affiliates not to, (a) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Financing Source or (b) seek to enforce the commitments against, make any claims for breach of the Debt Financing commitments against, or seek to recover monetary damages from, or otherwise sue, the Financing Sources for any reason, including in connection with the Debt Financing commitments or the obligations of Financing Sources thereunder. Nothing in this Section 9.03 shall in any way limit or qualify the liabilities of the Financing Sources and the other parties to the Debt Financing (or the definitive documents entered into pursuant thereto) to each other thereunder or in connection therewith.

ARTICLE 10

INDEMNIFICATION

Section 10.01. Indemnification by Seller and Parent. From and after the Closing, Seller and Parent (the “Indemnifying Parties”) shall jointly and severally indemnify, defend and hold harmless the Company, Buyer, their respective Affiliates, and their respective officers, directors, managers, partners, employees, equityholders, representatives, successors and assigns (each, an “Indemnified Party” and collectively, “Indemnified Parties”) from and against any and all Losses incurred by any of the Indemnified Parties arising out of, in connection with or relating to the matters set forth on the Parent Indemnity Schedule. For purposes of this Agreement, “Losses” means all claims, losses, Liabilities, damages, deficiencies, interest and penalties, costs and expenses, including in connection with or resulting from the defense, settlement and/or compromise of a claim, demand or assessment, and including the reasonable costs, expenses and fees of attorneys, accountants, expert witnesses and investigators.

Section 10.02. Procedure with Respect to Direct Claims.

(a) If an Indemnified Party shall have a claim for indemnification hereunder, other than with respect to a claim asserted by a third party, the Indemnified Party shall, as promptly as is practicable, give written notice (a “Claim Notice”) to the Indemnifying Parties of the nature and, to the extent practicable, a good faith estimate of the amount, of the claim. The failure to make timely delivery of a Claim Notice by the Indemnified Party to the Indemnifying Parties shall not relieve the Indemnifying Parties from any liability under this Article 10 with respect to such matter, except to the extent the Indemnifying Parties are actually materially prejudiced by failure to give such notice.

(b) Within forty-five (45) days after receipt of a Claim Notice, the Indemnifying Parties shall, by written notice to the Indemnified Party and Buyer, respond either conceding or denying liability for the claim set forth in such Claim Notice. If the Indemnifying Parties fail to deliver such written notice to the Indemnified Party by 5:00 p.m., New York City time, on the last day of such forty-five (45) day period, the Indemnifying Parties shall be deemed to have conceded the entire amount of such claim and, notwithstanding anything to the contrary in this Agreement, the Indemnified Party shall be entitled to the entire amount of any claim set forth in such Claim Notice. If the Indemnifying Parties shall deny liability, in whole or in part, such written notice to the Indemnified Party and Buyer shall be accompanied, to the extent practicable, by a reasonably detailed description of the basis for such denial. If the Indemnifying Parties deny liability for such claim set forth in such Claim Notice, in whole or in part, the Indemnified Party and the Indemnifying Parties shall attempt to resolve such dispute as promptly as possible. If such Indemnified Party and the Indemnifying Parties fail to resolve such dispute within forty-five (45) days after the Indemnified Party’s and Buyer’s receipt of the written notice from the Indemnifying Parties corresponding to such dispute, any party may commence appropriate legal proceedings (and in each case, in accordance with Section 11.07, Section 11.08 and Section 11.09) in order to obtain a final judgment of a court of competent jurisdiction.

(c) If the Indemnifying Parties shall not object in writing within forty-five (45) days after receipt of any Claim Notice, claims for Losses covered by an agreement between the Indemnified Party and the Indemnifying Parties and claims for Losses the validity and amount of which have been the subject of judicial determination as described in the last sentence of Section 10.02(b) or shall have been settled with the consent of the Indemnifying Parties as described in Section 10.03, are hereinafter referred to, collectively, as “Agreed Claims.” Within five (5) Business Days after the determination of the amount of any Agreed Claim, the Indemnifying Parties shall pay, or cause to be paid, to the Indemnified Party an amount equal to the Agreed Claim by wire transfer in immediately available funds to the bank account or accounts designated in writing by the Indemnified Party.

Section 10.03. Procedure with Respect to Third-Party Actions.

(a) If an Indemnified Party receives notice of any matter involving a claim asserted by a third party that would give rise to an indemnification claim against the Indemnifying Parties, then the Indemnified Party shall, as promptly as is practicable, deliver to the Indemnifying Parties a written notice describing, to the extent practicable, such matter in reasonable detail. The failure to make timely delivery of such written notice by the Indemnified Party to the Indemnifying Parties shall not relieve the Indemnifying Parties from any liability under this Article 10 with respect to such matter, except to the extent the Indemnifying Parties are actually materially prejudiced by failure to give such notice.

(b) The Indemnifying Parties shall have the right, at their option, to assume the defense of any such matter with their own counsel, but only if the Indemnifying Parties simultaneously agree to fully indemnify the Indemnified Party for such matter. However, the Indemnifying Parties shall not have the option to assume the defense of any such third party claim which (i) seeks any remedy other than money damages, (ii) involves a claim brought by or on behalf of a Governmental Authority, or (iii) claim, or the assumption by the Indemnifying Parties of the defense of which claim, the Indemnified Party or Buyer determines would be reasonably likely to materially adversely affect the continuing business operations of the Indemnified Party, Buyer, the Company or any of its Affiliates or their relationships with customers, clients, suppliers or other third parties with whom the Company or any of its Affiliates has a material business relationship (in which case the Indemnified Party shall control the defense of such matter and the Indemnifying Parties shall have the right to participate in the defense of such matter at the Indemnifying Parties’ own cost and expense).

(c) If the Indemnifying Parties elect to assume the defense of any such matter, then:

(i) The Indemnified Party shall have the right to participate in the defense of such matter and to employ its own counsel, at its own cost and expense, and the Indemnifying Parties shall not be required to pay or otherwise indemnify the Indemnified Party against any attorneys’ fees or other expenses incurred on behalf of the Indemnified Party in connection with such matter following the Indemnifying Parties’ election to assume the defense of such matter, unless (x) an Indemnifying Party fails to defend diligently the action or proceeding within twenty (20) days after receiving notice of such failure from the Indemnified Party, (y) the Indemnified Party reasonably shall have concluded (upon advice of its counsel) that there may be one or more legal or equitable defenses available to such Indemnified Party or other Indemnified Parties that are not available to the Indemnifying Parties, or (z) the Indemnified Party reasonably shall have concluded (upon advice of its counsel) that, with respect to such claims, the Indemnified Party and the Indemnifying Parties have an actual conflict of interest, or that an actual conflict of interest is reasonably likely to exist.

(ii) The Indemnifying Parties shall not, without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed, settle or compromise any pending or threatened Proceeding in respect of which indemnification may be sought hereunder (whether or not the Indemnified Party is an actual or potential party to such Proceeding) or consent to the entry of any judgment (x) which does not, to the extent that the Indemnified Party may have any liability with respect to such Proceeding, include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnified Party of a written release of the Indemnified Party from all liability in respect of such Proceeding, (y) which includes any statement or admission of fact regarding culpability of, or a failure to act by or on behalf of, the Indemnified Party, or (z) in any manner that involves any injunctive relief against the Indemnified Party.

(d) If the Indemnifying Parties elect not to assume the defense of such matter, or fail to notify the Indemnified Party of their election to assume the defense of such matter, within forty-five (45) days after receipt of written notice of such matter, then the Indemnified Party shall proceed diligently to defend such matter with the assistance of counsel reasonably satisfactory to the Indemnifying Parties and shall be entitled to be reimbursed for all reasonable costs, expenses and fees incurred by the Indemnified Party in the defense of such matter. The Indemnifying Party shall not settle or compromise such matter without the prior written consent of the Indemnified Parties, which consent shall not be unreasonably withheld, conditioned or delayed.

(e) Regardless of which party assumes the defense of such matter, the parties shall reasonably cooperate with one another in connection therewith. Such reasonable cooperation shall include making available all books, records and other documents and materials that are relevant to the defense of such matter and making employees, officers and advisors reasonably available to provide additional information or to act as a witness or respond to legal process. The parties shall use commercially reasonable efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a third-party claim to be made so as to preserve any applicable attorney-client or work-product privileges.

Section 10.04. Tax Matters. Parent, Seller and Buyer agree to treat any indemnity payment made pursuant to this Article 10 or Section 7.20(b) as an adjustment to the Purchase Price for federal, state, local and non-U.S. income tax purposes, except as otherwise provided by applicable Law. Notwithstanding any provision of this Article 10, all procedures relating to Tax matters shall be governed exclusively by the provisions of Section 7.20(e).

ARTICLE 11

MISCELLANEOUS

Section 11.01. Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in person or sent by facsimile transmission (provided, that confirmation of facsimile transmission is obtained), (b) on the fifth (5th) Business Day after dispatch by registered or certified mail, (c) on the next Business Day if transmitted by national overnight courier or (d) on the date delivered if sent by email (provided, that confirmation of email receipt is obtained), in each case as follows:

if to Buyer, to:

Arsenal Buyer Inc.

c/o CVC Capital Partners Advisory (U.S.), Inc.

712 Fifth Avenue, 43rd Floor

New York, NY 10019

Attention: Aaron Dupuis

Facsimile No: (212) 265-6375

Email: adupuis@cvc.com

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

Attention:   Steven J. Steinman, Esq.

  Warren S. de Wied, Esq.

Andrea Gede-Lange, Esq.
Facsimile No:	(212) 859-4000
Email:	steven.steinman@friedfrank.com
warren.de.wied@friedfrank.com
andrea.gede-lange@friedfrank.com

if to Seller or Parent, to:

Actua Corporation 555 E. Lancaster Avenue Suite 640 Radnor, PA 19087
Attention:	Suzanne Niemeyer
Scott Powers
Facsimile No: (610) 727-6879
Email:	suzanne@actua.com scott@actua.com

with a copy (which shall not constitute notice) to:

Dechert LLP 2929 Arch Street Philadelphia, PA 19104
Attention:	Henry Nassau, Esq. Stephen Leitzell, Esq.
Facsimile No.:	(215) 655-2138
(215) 655-2621
Email:	henry.nassau@dechert.com stephen.leitzell@dechert.com

if to the Company, prior to the Closing, to:

Actua Corporation 555 E. Lancaster Avenue Suite 640 Radnor, PA 19087
Attention:	Suzanne Niemeyer Scott Powers
Facsimile No:	(610) 727-6879
Email:	suzanne@actua.com scott@actua.com

with a copy (which shall not constitute notice) to:

Dechert LLP 2929 Arch Street Philadelphia, PA 19104

Attention:         Henry Nassau, Esq.

       Stephen Leitzell, Esq.

Facsimile No.: (215) 655-2138

(215) 655-2621

Email:             henry.nassau@dechert.com

      stephen.leitzell@dechert.com

if to the Company, following the Closing, to:

Arsenal Acquisition Holdings, LLC

c/o CVC Capital Partners Advisory (U.S.), Inc.

712 Fifth Avenue, 43rd Floor

New York, NY 10019

Attention: Aaron Dupuis

Facsimile No.: (212) 265-6375

Email: adupuis@cvc.com

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

Attention: Steven J. Steinman, Esq.

       Warren S. de Wied, Esq.

       Andrea Gede-Lange, Esq.

Facsimile No: (212) 859-4000

Email:             steven.steinman@friedfrank.com

      warren.de.wied@friedfrank.com

      andrea.gede-lange@friedfrank.com

Any party may update its address for notices by delivering written notice thereof to each of the other parties hereto pursuant to this Section 11.01.

Section 11.02. Survival of Representations, Warranties and Covenants. The representations, warranties, covenants and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Closing; provided, that this Section 11.02 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Closing.

Section 11.03. Amendments and Waivers. Subject to applicable Law:

(a) Any provision of this Agreement may be amended or waived at any time before or after approval of this Agreement and the Transactions by Buyer, Seller and Parent by action taken by or on behalf of their respective Boards of Directors, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, however, that without the further approval of Parent’s stockholders, no such amendment or waiver shall be made or given that requires the approval of the stockholders of Parent under the DGCL unless such required further approval is obtained. Notwithstanding anything in this Agreement to the contrary, the definition of “Financing Sources” and the provisions of Sections 9.03, 11.06(b), 11.07, 11.08, 11.09 and this Section 11.03 (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any such Section) may not be amended, modified, waived or terminated in a manner that materially and adversely affects the Financing Sources without the prior written consent of the Financing Sources materially and adversely affected thereby.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

Section 11.04. Fees; Expenses.

(a) Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) If this Agreement is terminated by Seller or Parent pursuant to Section 9.01(d)(i), Seller shall pay (and Parent shall cause Seller to pay) Buyer a fee in immediately available funds in the amount of $8,802,207.59 (the “Termination Fee”) substantially concurrently with such termination.

(c) If this Agreement is terminated by Buyer pursuant to Section 9.01(c)(i) then Seller shall (and Parent shall cause Seller to) promptly, but in no event later than five (5) Business Days after termination of this Agreement, pay Buyer the Termination Fee.

(d) If this Agreement is terminated by (i) Buyer, Seller or Parent pursuant to Section 9.01(b)(i) or Section 9.01(b)(iv) or (ii) Buyer pursuant to Section 9.01(c)(ii) and (x) at any time on or after the date of this Agreement and prior to such termination (or prior to the Stockholders Meeting in the case of a termination pursuant to Section 9.01(b)(iv)) an Acquisition Proposal shall have been publicly announced (and not publicly withdrawn) and (y) within twelve (12) months after the date of such termination, Seller or Parent (or any of their Affiliates) enters into a definitive agreement or agreements with respect to one or more Acquisition Proposals, and thereafter the Acquisition Transaction(s) contemplated by such Acquisition Proposal(s) is (or are) consummated (whether or not such consummation occurs before or after such twelve (12) month period) or any other Acquisition Transaction(s) is (or are) consummated within such twelve (12) month period, then Seller shall (and Parent shall cause Seller to) pay Buyer the Termination Fee, less any Buyer Expenses previously paid by or on behalf of Seller or Parent, promptly, but in no event later than five (5) Business Days after such consummation; provided, however, that for purposes of this Section 11.04(d), references to “Acquisition Transaction” shall be deemed to refer to one or more Acquisition Transactions involving, individually or in the aggregate, the acquisition of at least fifty percent (50%) of the assets of, equity interests in or business (as determined by reference to consolidated revenues) of the Company and the Company Subsidiaries as of the date of this Agreement, taken as a whole.

(e) If this Agreement is terminated by Buyer, Seller or Parent pursuant to Section 9.01(b)(iv), then Seller shall promptly pay Buyer in immediately available funds, in no event later than two (2) Business Days after such termination of this Agreement, an amount equal to the reasonable out-of-pocket costs and expenses incurred by Buyer or its Affiliates in connection with this Agreement and the Transactions, including the fees and expenses of counsel, accountants, investment bankers, experts and consultants, in an amount not to exceed $3,250,000 in the aggregate (“Buyer Expenses”).

(f) For the avoidance of doubt, any payment made by Seller under this Section 11.04 shall be payable only once with respect to this Section 11.04 and not in duplication even though such payment may be payable under one or more provisions hereof; provided, that the Buyer Expenses paid by or on behalf of Seller or Parent shall be credited against any Termination Fee payable pursuant to Section 11.04(d).

(g) The parties acknowledge and agree that (i) the agreements contained in this Section 11.04 are an integral part of the Transactions, (ii) without such provisions the other parties would not have entered into this Agreement and (iii) the Termination Fee and/or the Buyer Expenses shall constitute liquidated damages and not a penalty. Accordingly, if Seller shall fail to pay the Termination Fee and/or the Buyer Expenses when due, Seller and Parent shall reimburse Buyer for all reasonable costs and expenses incurred by Buyer (including reasonable fees and expenses of counsel) in connection with the collection and enforcement of this Section 11.04 and pay to Buyer any interest on the unpaid amount under this Section 11.04, accruing from its due date, at an interest rate per annum equal to two (2) percentage points in excess of the prime commercial lending rate quoted by The Wall Street Journal. Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate. Buyer shall promptly provide to Seller upon request therefor the wire transfer information required to make any payments pursuant to this Section 11.04.

(h) Notwithstanding anything to the contrary contained in this Agreement, but subject to Section 11.10 and Section 11.04(f) with respect to the enforcement of the provisions of this Section 11.04, in the event that the Termination Fee and/or the Buyer Expenses are paid by Seller as required by this Section 11.04, Buyer’s right to receive payment from Seller of the Termination Fee pursuant to this Section 11.04 shall constitute the sole and exclusive remedy of Buyer and its Affiliates and Representatives against Seller, Parent, any of their Subsidiaries and any of their respective former, current or future Representatives, general or limited partners, stockholders, members, managers, employees, Affiliates or assignees (collectively, the “Seller-Related Parties”) for all damages, costs, fees, expenses, Liabilities, penalties or losses of any kind suffered as a result of or in connection with this Agreement (including the negotiation, execution, performance or breach thereof), the failure of the Transactions to be consummated or otherwise, and upon payment of such amount, none of the Seller-Related Parties shall have any further Liability or obligation relating to or arising out of this Agreement or the Transactions under any theory of law or equity, contract, tort or otherwise.

Section 11.05. Buyer Termination Fee.

(a) If this Agreement is validly terminated by Seller or Parent pursuant to Section 9.01(e), then except in a circumstance where the Company is seeking specific performance pursuant to Section 11.10, Buyer shall promptly, but in no event later than five (5) Business Days after the date of such termination, pay or cause to be paid to Seller in immediately available funds an amount equal to $12,902,943.46 (the “Buyer Termination Fee”).

(b) The parties acknowledge and agree that (i) the agreements contained in this Section 11.05 are an integral part of the Transactions, (ii) without such provisions the other parties would not have entered into this Agreement and (iii) the Buyer Termination Fee shall constitute liquidated damages and not a penalty. If Buyer shall fail to pay the Buyer Termination Fee when due, Buyer shall reimburse Seller for all reasonable costs and expenses incurred by Seller (including reasonable fees and expenses of counsel) in connection with the collection and enforcement of this Section 11.05 and pay to Seller any interest on the unpaid amount under this Section 11.05, accruing from its due date, at an interest rate per annum equal to two (2) percentage points in excess of the prime commercial lending rate quoted by The Wall Street Journal. Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate. The parties further acknowledge and agree that (x) in no event shall Buyer be required to pay the Buyer Termination Fee on more than one occasion and (y) while Seller may pursue both the payment of the Buyer Termination Fee under Section 11.05(a) and specific performance of the type contemplated by Section 11.10, under no circumstances shall Seller be permitted or entitled both to (x) receive and retain the Buyer Termination Fee and (y) a grant of specific performance that requires the Buyer Related Parties to consummate the Transactions and to cause the funding of the Equity Financing. Seller shall promptly provide to Buyer upon request therefor the wire transfer information required to make any payments pursuant to this Section 11.05.

(c) Notwithstanding anything to the contrary contained in this Agreement, but subject to Section 11.10 and Section 11.05(b) with respect to the enforcement of the provisions of this Section 11.05, in the event that the Buyer Termination Fee is paid by Buyer as required by this Section 11.05, Seller’s right to receive payment from Buyer of the Buyer Termination Fee pursuant to this Section 11.05 shall constitute the sole and exclusive remedy of Parent, Seller, the Company and their respective Affiliates and Representatives against the Sponsors, Buyer and their respective Subsidiaries and any of their respective former, current or future Representatives, general or limited partners, stockholders, members, managers, employees, Affiliates or assignees or the Financing Sources (collectively, the “Buyer Related Parties”) for all damages, costs, fees, expenses, Liabilities, penalties or losses of any kind suffered as a result of or in connection with this Agreement (including the negotiation, execution, performance or breach thereof), the failure of the Transactions to be consummated or otherwise, and upon payment of such amount, none of the Buyer Related Parties shall have any further Liability or obligation relating to or arising out of this Agreement or the Transactions under any theory of law or equity, contract, tort or otherwise.

Section 11.06. Assignment; Benefit.

(a) This Agreement shall not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties (other than any assignment made for collateral security purposes in connection with the Debt Financing); provided, that Buyer, upon prior written notice to Seller and Parent, may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any direct or indirect wholly-owned Subsidiary of Buyer; provided, further, that no such assignment shall relieve Buyer of any of its obligations hereunder. Notwithstanding the foregoing, after the Closing, Buyer may assign any or all of its rights, interests and obligations under this Agreement to any Person or Persons that acquires Bolt, the Bolt Interest or Velocity.

(b) Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except (i) the Indemnified Parties shall be express third-party beneficiaries of Article 10 (Indemnification), (ii) the provisions of Section 7.09 (D&O Coverage) and Section 11.02 (Survival) shall inure to the benefit of the Persons or entities benefiting therefrom who are expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein, (iii) the Seller-Related Parties shall be express third-party beneficiaries of Section 11.04(h) and the Buyer Related Parties shall be express third-party beneficiaries of Section 11.05(c), and (iv) the Financing Sources shall be express third-party beneficiaries of Sections 9.03, 11.03, 11.07, 11.08, 11.09 and this Section 11.06(b).

Section 11.07. Governing Law. This Agreement and any Proceedings arising out of or related hereto or to the Transactions or to the inducement of any party hereto to enter into this Agreement, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed in accordance with the laws of the State of Delaware, including all matters of construction, validity and performance, without regard to the conflicts of law rules of such State that would refer a matter to the laws of another jurisdiction. Notwithstanding the foregoing, claims and actions that may be based upon, arise out of, or relate to, the Debt Financing or involve the Financing Sources shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of New York.

Section 11.08. Jurisdiction. The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought in the Chancery Court of the State of Delaware located in Wilmington, Delaware and any state appellate court therefrom located in Wilmington, Delaware, or, if no such state court has proper jurisdiction, the Federal District Court for the District of Delaware located in Wilmington, Delaware, and any appellate court therefrom, or if such federal court does not have jurisdiction, any court of the State of Delaware having jurisdiction and located in Wilmington, Delaware, and any appellate court therefrom. Each party hereby irrevocably submits to the exclusive jurisdiction of such court in respect of any legal or equitable Proceeding arising out of or relating to this Agreement or the Transactions, or relating to enforcement of any of the terms of this Agreement, and hereby waives, and agrees not to assert, as a defense in any such Proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper or that this Agreement or the Transactions may not be enforced in or by such courts. Each party agrees that notice or the service of process in any Proceeding arising out of or relating to this Agreement or the Transactions shall be properly served or delivered if delivered in the manner contemplated by Section 11.01 or in any other manner permitted by applicable Law. Notwithstanding the foregoing, each of the parties hereto hereby agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement, the Debt Commitment Letter, or any of the transactions contemplated hereby or thereby, including, without limitation, any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof), and that the provisions of Section 11.09 relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim.

Section 11.09. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS, OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

Section 11.10. Specific Performance; Remedies.

(a) Subject to Section 11.05, Section 11.10(b) and Section 11.10(c), the parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, except as expressly provided in the following sentence. It is accordingly agreed, subject to Section 11.05, Section 11.10(b) and Section 11.10(c), that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chancery Court of the State of Delaware located in Wilmington, Delaware and any state appellate court therefrom located in Wilmington, Delaware, or, if no such state court has proper jurisdiction, the Federal District Court located in Wilmington, Delaware, and any appellate court therefrom, or if such federal court does not have jurisdiction, any court of the State of Delaware having jurisdiction and located in Wilmington, Delaware, and any appellate court therefrom, and, in any action for specific performance, each party waives the defense of adequacy of a remedy at law and waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity (subject to the limitations set forth in this Agreement). Subject to Section 11.10(c), the parties hereto further agree that (i) by seeking the remedies provided for in this Section 11.10, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) for breach of any of the provisions of this Agreement or in the event that this Agreement has been terminated in the event that the remedies provided for in this Section 11.10 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 11.10 shall require any party hereto to institute any Proceeding for (or limit any party’s right to institute any Proceeding for) specific performance under this Section 11.10 prior or as a condition to exercising any termination right under Article 9 (and pursuing damages after such termination), nor shall the commencement of any Proceeding pursuant to this Section 11.10 or anything set forth in this Section 11.10 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article 9 or pursue any other remedies under this Agreement that may be available at any time.

(b) Seller shall be entitled, without posting any bond and without proving that monetary damages would be inadequate, to an injunction or injunctions to enforce specifically the Closing in accordance with Section 2.01, in each case on the terms and subject to the conditions in this Agreement (including specifically enforcing Buyer’s obligation to cause the Equity Commitment Letter to be funded) only in the event that (i) all of the conditions in Section 8.01 and Section 8.02 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived in writing, (ii) Buyer fails to complete the Closing by the date the Closing is required to have occurred in accordance with the provisions of Section 2.01, (iii) the Debt Financing (or the Alternative Financing, if Alternative Financing is being used in accordance with Section 7.13(b), pursuant to the commitments with respect thereto) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing and (iv) Seller and Parent have irrevocably confirmed in writing that if specific performance is granted and the Debt Financing (or the Alternative Financing, if Alternative Financing is being used in accordance with Section 7.13(b), pursuant to the commitments with respect thereto) and the Equity Financing are funded, then the Closing will occur.

(c) For the avoidance of doubt, while Seller may pursue both a grant of specific performance under this Section 11.10 and the payment of the Buyer Termination Fee under Section 11.05, under no circumstances shall Seller be permitted or entitled to receive both a grant of specific performance and monetary damages in connection with this Agreement or any termination of this Agreement, including all or any portion of the Buyer Termination Fee.

Section 11.11. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties agree to negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner, in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 11.12. Entire Agreement. This Agreement, the Confidentiality Agreement, the Representative Side Letter, the exhibits to this Agreement, the Seller Disclosure Schedules, the Bolt Schedule, the Parent Indemnity Schedule, the Efforts Schedule and any documents delivered by the parties hereto in connection herewith, including the Debt Commitment Letter, the Equity Commitment Letter and the Sponsor Guarantee, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect thereto.

Section 11.13. Rules of Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party hereto and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement, the exhibits to this Agreement, the Seller Disclosure Schedules, the Bolt Schedule, the Parent Indemnity Schedule, the Efforts Schedule and any documents delivered by the parties hereto in connection herewith, including the Debt Commitment Letter, the Equity Commitment Letter and the Sponsor Guarantee, against any party hereto that drafted or prepared such document is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement or any such document shall be decided without regards to events of drafting or preparation.

Section 11.14. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective as of the date hereof, it being understood and agreed that all parties hereto need not sign the same counterpart. Until and unless each party hereto has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

Section 11.15. Parent Guarantee. Parent agrees to take all action necessary to cause Seller to perform all of its agreements, covenants and obligations under this Agreement. Parent unconditionally guarantees to Buyer and, following the Closing, the Company, the full and complete performance by Seller of Seller’s obligations under this Agreement (including with respect to payment of the Termination Fee and Buyer Expenses, if and when payable) and shall be liable for any breach of any representation, warranty, covenant or obligation of Seller under this Agreement. This is a guarantee of payment and performance and not of collectability. Parent hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against Seller, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 11.15.

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CONFIDENTIAL

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Actua Corporation

By: /s/ Suzanne L. Niemeyer
Name: Suzanne L. Niemeyer
Title: General Counsel

Actua Holdings, Inc.

By: /s/ Suzanne L. Niemeyer
Name: Suzanne L. Niemeyer
Title: General Counsel

Arsenal Acquisition Holdings, LLC

By: /s/ Suzanne L. Niemeyer
Name: Suzanne L. Niemeyer
Title: General Counsel

Signature Page to Membership Interest Purchase Agreement

ARSENAL BUYER INC.

By:	/s/ Aaron Dupuis
Name:	Aaron Dupuis
Title:	President

Signature Page to Membership Interest Purchase Agreement